
GOLDEN NUGGET

Landry's Redefining

ENTERTAINMENT

Golden Ticket to Food and Fun!

Landry's Restaurants, Inc. 2005 Annual Report

Landry's Restaurants, Inc. – more than 26,000 employees in 35 states and 7 international locations



Seattle
Vancouver
Portland
Boise
Sacramento (2 locations)
San Francisco
Fisherman's Wharf
Lake Tahoe
Salt Lake City
West Jordan
Orem
Westminster
Golden
Denver (5 locations)
Aurora
Colorado Springs (2 locations)
Las Vegas (5 locations)
Henderson
Monterey
Mammoth Lakes
Malibu
Ventura
Marina del Rey
Redondo Beach (2 locations)
Industry
Ontario
Anaheim
Garden Grove
Dana Point
Newport Beach (2 locations)
Costa Mesa
Long Beach
Cardiff
Pacific Beach
San Diego (2 locations)
Oceanside
Coronado
Tempe (3 locations)
Scottsdale
Tucson
Albuquerque
El Paso
Amarillo
Lubbock
Oklahoma City (2 locations)
Tulsa
Norman
Dallas/Fort Worth Area (28 locations)
Bossier City
Austin (4 locations)
Round Rock (2 locations)
San Marcos
Houston Area (40 locations)
San Antonio (7 locations)
Corpus Christi (3 locations)
McAllen
Beaumont
Lafayette
Baton Rouge
Kemah (7 locations)
Galveston Island (11 locations)
New Orleans (2 locations)
Pensacola
Destin Beach (2 locations)
Bloomington
Maple Grove
Roseville
Des Moines
Aurora
Gurnee (2 locations)
Schaumburg (2 locations)
Downers Grove
Bolingbrook
Chicago (2 locations)
Peoria
Independence
Overland Park
Olathe
St. Peters
St. Louis (3 locations)
Fairview Heights
Branson
Grand Rapids
Hobart
Fort Wayne
Indianapolis (3 locations)
West Bloomfield
Madison Heights
Utica
Southfield
Auburn Hills (2 locations)
St. Clair
Troy
Sterling Heights
Dearborn
Ann Arbor (2 locations)
Toledo
Wickliffe
Westlake
Akron
Beachwood
Canton
Dayton
Columbus (2 locations)
Bellevue
Louisville
Lexington
Cincinnati
Nashville (3 locations)
Memphis (3 locations)
Brentwood
Asheville
Charlotte
Fayetteville
Huntsville
Atlanta (9 locations)
Birmingham
Hoover
Savannah
Greenville
Myrtle Beach (5 locations)
Hilton Head
Jacksonville (2 locations)
Daytona Beach
Sanford
Orlando (8 locations)
Tampa
Melbourne
Clearwater
Jupiter
Sunrise
Palm Beach (2 locations)
Carol City
Fort Lauderdale (2 locations)
Longboat Key
Fort Myers
Deerfield Beach
Naples
Lauderhill
Miami (3 locations)
Pittsburgh (2 locations)
Robinson
Fairfax (2 locations)
Sterling
Fredericksburg
Boston
Burlington
West Hartford
Dobbs Ferry
Princeton
Weehawken
Edgewater
Edison
Philadelphia
Lawrenceville
Atlantic City
Wilmington
Gaithersburg
Annapolis
Towson
Alexandria
Hampton
Norfolk
Chesapeake

Landry's around the U.S.

Great dining from coast to coast. Over 300 full-service units in 35 states.

LANDRY'S LOCATIONS

Alabama
Birmingham
Hoover
Huntsville
Arizona
Phoenix Area *(4 locations)*
Tucson
California
Los Angeles Area *(11 locations)*
Malibu
Mammoth Lakes
Monterey
Sacramento *(2 locations)*
San Diego Area *(11 locations)*
San Francisco Area *(3 locations)*
Ventura
Colorado
Denver Area *(8 locations)*
Connecticut
West Hartford
Delaware
Wilmington
Florida
Daytona Beach
Deerfield Beach
Destin Beach *(2 locations)*
Fort Lauderdale Area *(3 locations)*
Fort Myers
Jacksonville *(2 locations)*
Melbourne
Miami Area *(3 locations)*
Naples
Orlando Area *(8 locations)*
Palm Beach Area *(3 locations)*
Pensacola
Tampa Area *(3 locations)*
Georgia
Atlanta *(7 locations)*
Savannah
Idaho
Boise
Illinois
Chicago Area *(8 locations)*
Fairview Heights
Peoria
Indiana
Hobart
Indianapolis *(3 locations)*
Kansas
Olathe
Overland Park
Kentucky
Bellevue
Lexington
Louisville
Louisiana
Baton Rouge
Lafayette
New Orleans *(2 locations)*
Bossier City
Maryland
Annapolis
Baltimore
Gaithersburg
Towson
Massachusetts
Boston Area *(2 locations)*
Michigan
Ann Arbor *(2 locations)*
Detroit Area *(10 locations)*
Minnesota
Bloomington
Maple Grove
Roseville
Missouri
Branson
Independence
St. Louis *(3 locations)*
St. Peters
Nevada
Lake Tahoe
Las Vegas *(6 locations)*
New Jersey
Edison
Trenton Area *(3 locations)*
Weehawken
New Mexico
Albuquerque
New York
Dobbs Ferry
North Carolina
Asheville
Charlotte
Fayetteville
Ohio
Akron
Canton
Cincinnati
Cleveland Area *(3 locations)*
Columbus *(2 locations)*
Dayton
Toledo
Oklahoma
Norman
Oklahoma City *(2 locations)*
Tulsa
Oregon
Portland
Pennsylvania
Philadelphia
Pittsburgh *(2 locations)*
South Carolina
Charleston
Greenville
Hilton Head
Myrtle Beach *(5 locations)*
Tennessee
Memphis *(3 locations)*
Nashville *(3 locations)*
Texas
Amarillo
Austin Area *(5 locations)*
Beaumont
Corpus Christi *(3 locations)*
Dallas/Ft. Worth *(28 locations)*
El Paso
Galveston
Houston Area *(51 locations)*
Kemah *(7 locations)*
Lubbock
McAllen
San Antonio *(7 locations)*
Utah
Salt Lake City *(3 locations)*
Virginia
Alexandria
Chesapeake
Fairfax *(2 locations)*
Fredericksburg
Norfolk
Sterling
Washington
Seattle
Vancouver

Landry's Restaurants, Inc. ventures into the gaming



industry with a bang, adding to its portfolio of strong brands

We hit the jackpot in 2005 with our purchase of The Golden Nugget. The Golden Nugget is one of the most storied names in the gaming industry, having been in business nearly 60 years. The Golden Nugget acquisition adds to our strong brands and allowed us to enter the gaming industry with locations in Las Vegas and Laughlin, Nevada. While gaming is a new business venture, operating hotels and restaurants comes second nature to us. With our purchase of The Golden Nugget Casinos and Hotels, we acquired over 2,200 guest rooms and 12 food service outlets, not to mention room service and catering. Entertaining our guests is what we do best. With the tenured management at The Golden Nugget properties overseeing the gaming and our experience in food service and hospitality, we believe we can provide our guests with the entertainment experience that they are seeking. In addition, with our over 300 properties coast to coast, we have a tremendous customer base that we can cross market to like no other gaming operator.

As we expand into gaming, we are redirecting our resources because we believe that we will receive better long-term value for our shareholders. Gaming companies tend to trade at a higher stock multiple than restaurant companies, and the life cycle of a well-maintained casino is usually a lot longer than a restaurant. Besides, the cash flow generated from a single casino can be equivalent to up to 50 or more restaurants, and so it becomes easier to manage and operate one casino than 50 restaurants spread across the country. Like a fine wine, The Golden Nugget in Las Vegas has aged and requires capital so it can be renovated to enable us to better compete with our Las Vegas strip competitors. We have already directed some of our capital by opening our upscale Vic & Anthony's Steakhouse in The Golden Nugget – Las Vegas and our family-friendly Joe's Crab Shack in the Golden Nugget – Laughlin. More is to come in 2006.

In December 2004, we changed the Company's capital structure in order to take advantage of historically low interest rates. The capital we borrowed enabled us to repurchase $133.8 million of the Company's common stock during 2005 and also allowed us to acquire The Golden Nugget. Naturally, the borrowed funds significantly increased our interest expense in 2005, which directly impacted our net income. Our interest expense in 2005 was $41.4 million compared with $15.2 million in 2004. As a result, our net income decreased to $44.8 million in 2005. We incurred interest expense on the borrowed funds for the entire year and had only the fourth-quarter earnings from The Golden Nugget to offset the added interest expense as the transaction did not close until very late in the third quarter of 2005. Meanwhile, our revenues continued to grow with a record $1.25 billion in 2005.

Although 2005 commenced a new beginning for Landry's, our restaurants continued to provide enjoyable dining experiences for our guests and financial performance for our shareholders. Our brands remain some of the most well-known in the restaurant industry. Nevertheless, we are in a very competitive industry with virtually no barrier of entry. Therefore, it is incumbent upon us to reinvest and, at times, reinvent our brands to remain a top of mind consumer choice. I can assure you, we are up to the challenge.

Looking ahead, we will continue to allocate fewer resources to opening new restaurants and look to generate better returns from our existing asset base. We have some exciting projects in the works, including the Tower of the Americas in San Antonio, Texas, T-Rex and the remodeling of The Golden Nugget – Las Vegas. We also will continue to focus on gaming opportunities when it makes sense for us to do so. Landry's employees remain hard working and dedicated to the success of the Company. We remain committed to delivering solid growth in shareholder value over the long-term.

Tilman J. Fertitta
Chairman of the Board, President & Chief Executive Officer



Highlights in 2005

Diversification, $46 million in revenue from retail sales, new properties.

2005 MILESTONES

Along with great food, there's a heap of fun on Landry's plates. Shareholders should enjoy our results just as much

International growth:
Landry's international profile is growing. In 2005, the Company had operations in Mexico, Canada, Great Britain, Japan and France. In 2006, Egypt will be added to the menu.

Restaurant level profits:
61 Landry's units had more than $1 million in restaurant level profits in 2005, and 96 units had more than $750,000 in restaurant level profits.

Big catch:
Seafood brands including Joe's Crab Shack, Landry's Seafood House, Charley's Crab and Chart House accounted for 63% of Landry's restaurant sales in 2005.

Locations:
Landry's owns almost 28% of the properties where its restaurants are located.

Stable culture:
Most of Landry's core management team has grown along with the Company, which also boasts lower general management turnover as compared with industry averages. In 2005, the company saw only 12.6% general manager turnover.

Retail:
Landry's retail sales totaled more than $46 million in 2005. More than 10 million items are sold annually in Landry's retail shops.


5.0%
2005MILESTONES

Restaurant level profits
rose 5% in 2005.


7.5%
2005MILESTONES

Revenue increase
Landry's saw a 7.5% increase in revenue in fiscal 2005, to about $1.3 billion.


216%
2005MILESTONES

Stock price
In the past five years, Landry's stock price has risen more than 216%, while the Standard & Poors 500 index lost 14.2%.


318
UNITS
2005MILESTONES

Landry's added 13 units
in fiscal 2005, ending the year with 318 units in a total of 35 states and 7 international locations.

Landry's at a glance

Strong leadership and diversified assets marked one more successful year for the Company.

FINANCIAL FEATURES



Financial Features: Landry's at a Glance


Revenues • (in millions)
$1,167.5
$1,105.8
2005
2004
2003


Units • (#)
305
286
2005
2004
2003


Unit level profit • (in millions)
$221
$189
2005
2004
2003


Ebitda • (in millions)
$158
$129
2005
2004
2003


Book values • (per share)
23.47
21.69
2005
2004
2003


Total assets • (in millions)
$1,344.9
$1,104.8
2005
2004
2003

Year Ended December 31	**2005**	2004	2003
Revenues	$ 1,254,805,671	$ 1,167,475,165	$ 1,105,755,057
Operating income	$ 106,956,166	$ 98,795,737	$ 66,826,302
Income before taxes*	$ 65,423,180	$ 70,066,506	$ 55,802,370
Net income*	$ 44,815,036	$ 66,521,728	$ 44,913,853
Earnings per share (diluted)*	$ 1.95	$ 2.39	$ 1.59

Year Ended December 31	**2005**	2004	2003
Total assets	$ 1,612,578,813	$ 1,344,952,271	$ 1,104,883,485
Short-term debt	$ 1,851,741	$ 1,700,496	$ 1,963,189
Long-term debt	$ 816,043,799	$ 559,545,092	$ 299,735,906
Stockholders' equity	$ 516,770,461	$ 600,896,966	$ 599,893,913

*Income before taxes, net income and earnings per share decreased in 2005 as a result of increased interest expense associated with the Company's December 2004 refinancing in preparation for the Golden Nugget acquisition which closed September 2005.

With its newest major acquisition, Landry's is entertaining a big audience

Golden Nugget, Las Vegas


GOLDEN NUGGET

GGET GOLDEN NUGGET

Landry's scored a 24-karat purchase in 2005, acquiring one of the most legendary brands in gaming. With the Golden Nugget – including the landmark Las Vegas casino and its sister property in Laughlin, Nevada – the Company sees excellent opportunities for growth and exciting synergy with its other hotel, restaurant and entertainment divisions.

The lavish, 7-acre flagship property offers 1,907 guestrooms and some of Las Vegas' most dynamic suites. It's the city's only hotel to have earned AAA's Four Diamond Award for 29 consecutive years. Landry's is quickly building upon $35 million in enhancements made by the previous owners in 2003. One of Landry's signature concepts, the upscale Vic & Anthony's Steakhouse, opened here in December 2005. Coming in 2006 are Grotto, the Company's authentic Italian eatery; and a new concept, Lillie's Noodle House, offering Cantonese, Szechwan and Pan Asian dishes in a casual, contemporary setting. An Aquarium Restaurant is on the drawing board for 2007.

Renovation of the nearly 40,000-square-foot casino area is ongoing, with a new high-limit slot salon and a VIP lounge already open. Among more amenities coming as we reposition the Golden Nugget as a one-of-a-kind entertainment venue are: a magnificent pool with cascading waterfalls, a thrilling waterslide that tunnels through a shark tank. New cabanas atop the poolside "mountain." A remodeled spa and salon. A revamped fitness center. A lively nightclub overlooking downtown's popular Fremont Street Experience and a new hotel tower in 2007.

With a history of successful revitalization projects – as seen with its aquarium, hospitality and restaurant concepts in downtown Denver, downtown Houston and the Kemah Boardwalk on Galveston Bay – Landry's is betting that the timing is right for downtown Las Vegas' rebirth.

Lillie's Noodle House

Golden Nugget Las Vegas

The property's lavish hotel boasts 1,907 rooms.

GOLDEN NUGGET



Vic & Anthony's, Las Vegas

NUGGET GOLDEN NUGGET



PLAY $100
WHITE ICE
PLAY $100

The Golden Nugget in Las Vegas has **38,000** square feet of gaming area.






GOLDEN
NUGGET

The Golden Nugget in Laughlin sits on the banks of the Colorado River





Laughlin Las Vegas



GOLDEN NUGGET
GOLDEN NUGGET

JOES SHACK JOESCR

6

new units opened in 2005.


JOE'S
HUNGRY?
COME INSIDE...


JOE'S CRAB SHACK

Bossier City, Louisiana


JOE'S CRAB SHACK

Louisville, Kentucky


Wel-
come
OOWWEEE,
IT'S GOOD
STUFF!
JOE
KNOWS
CRABS

The shack is shakin' it up with Joe's evolution – a series of enhancements including menu additions and interior upgrades

Landry's added the original Joe's Crab Shack to its galley in 1994, and it has grown like seaweed ever since. To keep the concept fresh, the company reeled in Joe's best assets in 2005 and made them even better – enhancing the relaxed, nautical décor that diners love and creating a new menu that's as delicious as it is affordable.
After successful rollouts in Texas, Joe's evolution is now underway across the nation. Carpeting has replaced concrete floors, and abundant booth seating has been installed, creating a comfortable, casual environment. The servers are easy to spot in brightly colored Joe's T-shirts.
Joe's claws are always cause for pause. You name it – stone, blue, king, dungeness or snow – we serve them barbecued, garlicky or steamed on our famous platters. Diners also love new menu items such as fresh fish, chicken, steaks, fish tacos, a jumbo shrimp cocktail and Joe's chicken club wrap. Come high or low tide, there's no better value: Each meal comes with Joe's Big Bowl of garden fresh salad tossed with our famous Italian dressing, along with fresh-baked corn muffins and rolls.
Improved beverage options include buckets and pitchers of beer and an expanded wine list. And at the now more-secluded bar, oysters are shucked fresh to order. Joe's offers one of best happy hours in town, with 25-cent appetizers and great drink specials. Many locations have Joe's Sand Lots where the kids can romp. Joe's popularity and its amusing slogans – such as "Peace, Love and Crabs" and "Have a Crabby Day" – make its souvenir products swift sellers; retail displays at each location are being upgraded. Terrific food blended with a fun atmosphere create the recipe for success at Joe's Crab Shack!

Joe's Great Values!

The concept is about value-added merriment; the average check is $17.55.

JOES SHACK



Complete meal: Dungeness Crab & Fried Shrimp with Fresh Baked Bread and Big Bowl of salad

Joe's revamped interiors now feature carpeting, booth seating and servers in bright T-shirts


LANDRY'S
SEAFOOD HOUSE

The Woodlands, Texas

Bronzed Catfish and Shrimp

Our original concept continues to thrill customers. In 2005, restaurant level profits rose 3.3%

Now playing: One of America's great seafood restaurant brands. The first Landry's Seafood House opened in 1980, and its success quickly multiplied after expansion began in 1986. Today, with 23 locations at prime waterfronts and other convenient sites in cities around the nation, Landry's is a hit from the moment customers walk through the inviting movie marquee-style entrances. Inside, the ambiance is breezy but genteel – Gulf Coast, circa 1940. Jazz plays softly. Ceiling fans spin overhead. It's the kind of place where Hepburn and Tracy would have hung out, maybe split a dozen oysters and a drink before dinner and lingered after a dessert of bananas foster on the patio or dock outside.

One look at the menu, and it's clear Landry's isn't just the catch of the day. It's a classic. The exceptional, fresh seafood gets star billing, any way customers want it – Gulf snapper, flounder, redfish, rainbow trout, salmon, tuna and mahi mahi, all with or without specialty toppings incorporating jumbo lump crab, shrimp, scallops and crawfish. And there's more: Bountiful seafood platters. Gulf shrimp, oysters and shellfish prepared a myriad of ways. Seafood-spiked gumbos, salads and pastas. Plus beef and fowl to appeal to every palate. Landry's Famous Salad Bowl, which comes with every entrée, is tossed at the table. And it's served on ice-cold salad plates, a Gulf Coast tradition.

Even beyond the enticing menu, comfortable décor and family-friendly prices, nobody does seafood quite like Landry's. Our recipes are field-tested for months. Our chefs are quality-control experts. Our wait staff is warm, welcoming and well-trained in every detail of the menu.

LANDRY'S SEAFOODLAN


SEAFOOD
LANDRY'S
TRY
OUR GREAT
CATCH

alveston Island, Texas

Landry's Seafood House



Dallas, Texas



On the Riverwalk in San Antonio, Texas

Fresh seafood gets star billing, and Landry's famous salad bowl comes with every entrée.

LANDRY'S


Jupiter, Florida


Snow Crab and Coconut Shrimp

There are

9

full units of
The Crab House
and 3 take-away
stores.


HOUSE THE CRA
THE CRAB HOUSE
Miami, Florida

Sittin' on the dock of the bay or the patio was never so pleasurable as it is at The Crab House's stellar locations in Florida, South Carolina, New Jersey and Texas. New Jersey patrons are treated to views of the Manhattan skyline. In Jupiter, Florida, they gaze at a historic lighthouse. And in Texas, they watch yachts parading to Galveston Bay.

There's plenty to savor inside, too. The Crab House's All You Can Eat Fresh Seafood & Salad Bar is justifiably famous. And the menu is a winner with guests: Emphasizing fresh fish with specialty toppings, its offerings include Herb Roasted Chilean Sea Bass (served with cheese risotto and roasted vegetables), Macadamia Crusted Mahi Mahi topped with mango salsa (served with crab rice and stir-fried vegetables), and a Center Cut Filet Mignon.

The Crab House's signature façade is a unique beacon, recalling an Atlantic seaboard lighthouse. The décor is invitingly un-stuffy. The tables are covered with craft paper "cloths," and the wait staff encourages doodling by writing their names – upside

The view from here is always entertaining, especially with average unit sales of $3.7 million



Kemah, Texas



down and backwards! – when they introduce themselves.

The original Crab House Seafood Restaurant opened in 1975 in Miami. Acquired in 1996, the brand's picturesque waterfront locations and Eastern seaboard ambiance are perfectly suited to Landry's good concepts in good locations philosophy. They also boost the Company's East Coast presence. Three limited-menu Captain Crab's Take Away concepts expand the brand's appeal in Florida. Its world-famous garlic crabs have been a tradition for more than 20 years.


THE CRAB HOUSE

Lake Buena Vista, Florida

Sit back, relax and enjoy the view inside as well as out. This group had average restaurant volumes of $3.8 million in 2005

Landry's Muer Group of restaurants is benefiting from upgrades to every aspect of the customer experience. The recent "re-envisioning" of all 15 units of the Charley's Crab fine-dining concept – giving them interiors as enticing as their spectacular waterfront views – is a great case in point. The stellar locations include units in Palm Beach and Fort Lauderdale, Florida, as well as at South Carolina's Hilton Head resort.

In 2005, the high-energy Big Fish Seafood Bistro in Dearborn, Michigan also swam upstream with a million-dollar renovation, including an awesome new bar. With an ambiance that evokes the watery deep, Big Fish has a bold atmosphere, signature drinks, and a creative, well-balanced menu adjusted to regional tastes. The name refers to the service attitude that prevails: Every customer here (and at all other Landry's establishments, for that matter) is a big fish. Renovations are also planned for the units in Madison Heights, Michigan, and Princeton, New Jersey.

Other Muer Group concepts serve up a dose of history with dinner. The Gandy Dancer – also soon to receive an upgrade – sits in


CHARLEY'S
CHARL

Hilton Head, South Carolina

Upgraded atmosphere!

The 15 Charley's Crab units have new décor as fresh as their food.

CHARLEY'S



Fort Lauderdale, Florida

Ann Arbor, Michigan's majestically restored 1886 Michigan Central Railroad Depot. Then there's the Grand Concourse, a 500-seat dazzler in the former Pittsburgh & Lake Erie Railroad Station, a splendid Edwardian-style terminal on the National Register of Historic Places. Discerning diners don't just come for the scenery: The award-winning menu changes daily, and the vast wine selection is always a draw.

Views are dramatic at the River Crab in St. Clair, Michigan, too. It's just across the St. Clair River from Canada. Landry's also owns the adjacent 21-room Blue Water Inn, and recently introduced dine-and-stay packages with Sunday brunch.

SCRAB CHARLEY'S CRAB



Enjoy the famous Charley's Bucket with a glass of white wine



Great food with great view

Diners at the 26 Chart House locations savor the best seasonal seafood.

CHART

The brand enjoyed restaurant level profits of more than $24 million on 26 restaurants in 2005


CHART HOUSE



Cincinnati, Ohio



Portland, Oregon

Weehawken, New Jersey




QUINTESS
Cakebread Cellars
Sauvignon Blanc
2004

Malibu, California



Philadelphia, Pennsylvania


CHART
HOUSE
CHART
CHARTH

View from the Chart House Miami

Its Chart House concept

gives Landry's the largest collection of prime waterfront, high-volume restaurants in the nation. And with million-dollar renovations completed, they're now as wonderful inside as they are outside. Updated décor and new signage that enforces the Chart House brand contributed to impressive same store sales increases in 2005.

Chart House's spectacular locations, which are primarily along the East and West Coasts, include a Victorian masterpiece on Glorietta Bay near San Diego, John Hancock's restored 18th-century office on Boston's Long Wharf and Chart House Cardiff on the Pacific Ocean. Newly renovated for 2005 were the Newport, Kentucky (Cincinnati), location and Peohe's in San Diego.

The delectable menu is served with stunning, panoramic views that make the most of each local region's natural features: In Malibu, Monterey and Redondo Beach, California, diners relax by the Pacific Ocean. In Miami, Daytona Beach and Fort Myers, the Atlantic Ocean is outside the window. Philadelphia's ultramodern unit overlooks the Delaware River. From New Jersey's Chart House, the Hudson River and the New York City skyline glisten. The Lake Tahoe unit sits cliffside, offering a mountain view.

Along with physical renovations, the brand continues to benefit from culinary creativity. New menu items focus on the best seasonal products. With the goal of being the nation's best fine-dining seafood restaurant, Chart House also concentrates on professional service standards to ensure that our guests have an enjoyable dining experience. And an extensive concierge service with local hotels helps to ensure that customers find us.

SALTGRASS



How about some applause for this performance! Sales for one of the industry's best-performing steak house concepts rose to almost $130 million in 2005, with unit sales of about $4.2 million


SALTGRASS

Dallas, Texas


SALTGRASS
STEAK HOUSE

Galveston Island, Texas

At year's end, there were

31

Saltgrass locations; 2006 will bring 4 more.


STEAK HOUSE
THE ORIGINAL
Texas
STEAK HOUSE

SALTGRASS



Recently created retail space

Saltgrass is one of the best-performing steak house concepts in the U.S., in a category that accounts for 13 of the top 50 growth chains. As with the Joe's Crab Shack growth of past years, the Saltgrass concept accounts for a Texas-sized portion of Landry's expansion. Two new units opened in 2005 in Cedar Hill and Pearland, Texas, bringing the total to 31. The 2006 platter brings four new locations; one in Louisiana, one in Nevada and two in Colorado.

The steak house concept complements Landry's seafood portfolio. The Saltgrass décor is Texas to the bone – with a barn-like interior that almost begs to become a dance floor for two-steppin' to C&W music. A big stone fireplace adds warmth in the winter. Tin ceiling accents add rustic charm. Memorabilia and murals recall the era when millions of longhorn cattle were driven south each winter to graze on the Texas Gulf Coast's salt grasses. The trail was known for the best beef in Texas. Trail riders headed to the Houston Livestock Show and Rodeo each year still bring their horses down the Salt Grass Trail. And along the way, they still pass the original Saltgrass Steak House.

The menu captures the flavor of the open campfire. Served up with legendary Texas and Landry's hospitality are char-grilled steaks that sizzle alone or with a choice of toppings. Ranch Hand Favorites include Chicken Fried Steak and BBQ Baby Back Ribs. Hickory Chicken and El Paso Chicken satisfy those in a fowl mood, and shrimp is lassoed fried, grilled or coconut-battered. Saltgrass Combos stir up an appetite by offering a fun mix of entrées. And the Lone Starters sampler, including signature Range Rattlers (jumbo fried jalapenos stuffed with whole shrimp and jack cheese), feeds a crowd.

> We're blazing a trail into *diners' hearts as well as their stomachs with a casual country ambiance, great value and friendly service.*
>
> SALTGRASS

Frolicking with fine-finned friends is positively fun. Average restaurant sales rose to almost $10 million in 2005


AQUARIUM
AQUARIUMAQUARIUM

Denver, Colorado

A star concept in the Company's growing specialty division, Aquarium made another big splash in 2005. Downtown Aquarium Denver, formerly Ocean Journey, opened in July with a spectacular new restaurant and bar, a 250-seat ballroom and more than a million gallons of aquarium exhibits (including a 200,000-gallon restaurant centerpiece with more than 100 species of colorful, tropical marine creatures who swim right by the tables). Visitors here trek through nine fascinating environments: the North American wilderness (with river otters among the entertaining residents), the desert, undersea, the wharf, rainforests (where you'll find the Sumatran tigers), a coral lagoon, a sunken temple, a shipwreck and the beach. There's hands-on fun, too: At Stingray Reef, they can touch and feed stingrays; and at the North American Wilderness exhibit, they can pan for gold.

At Downtown Aquarium Houston, a 20-foot long, 300-pound reticulated python joined the family in 2005, and the popular Siberian white tigers helped draw more than 300,000 visitors – who also love the carnival midway and the fascinating Shark Voyage on a C.P. Huntington train. At Aquarium Nashville, the company acquired property to add a Stingray Reef exhibit.

Accredited by the American Zoo and Aquarium Association, both Downtown Aquarium facilities maintain strict standards and focus on conservation, education and science as well as recreation. And learning was never so fun: Through the Wild Dreams Overnight program, groups of 6-to-12-year-olds can sleepover amongst the creatures. They can go behind the scenes as a Marine Biologist for a Day or a Zoologist for a Day, or attend a week-long Sea Safari Camp.

AQUARIUM

AN UNDERWATER DINING ADVENTURE

DOWNTOWN AQUARIUM

AN UNDERWATER ADVENTURE



Houston's Shark Voyage Exhibit keeps visitors on the edge of their seats



More attractions in 2008

Each of the four units now has a Stingray Reef interactive touch tank.

AQUARIUM AQUARIUM



AUTHORIZED PERSONNEL ONLY
DO NOT ENTER

Interact with the stars of the new Stingray Reef

More than

1.0

million gallons of exhibits make Denver's Downtown Aquarium the big fish.



Strawberry Shortcake


Houston, Texas


Nashville, Tennessee


Python Exhibt


Kids enjoy the White Tigers of the Maharaja's Temple Exhibit

Nashville, Tennessee



Under the Sea Exhibit



In the Desert Exhibit

Kemah, Texas


AQUARIUM


OF THE WORLD
FRESHWATER STINGRAYS
PACU
AROWANA
OSCAR

Meet creatures of the jungle
in the Rainforest Exhibit

RAINFOREST CAFE

A feast for all the senses, the adventurous concept saw restaurant level profits rise to more than $46 million in 2005


Rainforest Cafe



Galveston Island, Texas

Rainforest Cafe

It's a jungle in here!

Families love Rainforest Cafe's fantastic environment and animated beasts.

RAINFOREST CAFE

Talk about a feast for all the senses. Step into Rainforest Cafe, and a life-sized gorilla pounds his chest in the bushes. A trumpeting elephant rears its head. Exotic birds sing and butterflies float under a lush canopy of banyan trees and flowering vines. Cool mists float through the air, amid sounds of far-off thunder and cascading waterfalls. Huge aquariums of tropical fish add a live element.

Visitors can also hover over "Wild Bunch" attire and hundreds of private-label souvenirs at the Rainforest Cafe Retail Village. Tracy the Talking Tree speaks up every 30 seconds with an earth-friendly message. The educational mission extends to free programs about threatened habitats and conservation efforts.

The restaurant's menu is as appealing to families as the state-of-the-art décor and animatronics. Appetizers such as Leaping Lizard Lettuce Wraps and Coastal Calamari tempt the palate. So do entrées like Rasta Pasta, Jungle Chops and Congo Catfish Plate. At the journey's end, there's a Sparkling Volcano – a mountain of rich chocolate brownie cake and ice cream topped with a lit sparkler. At the Magic Mushroom Bar, adventurers sip specialty drinks, smoothies and coffee on the backs of carved animals.

Providing Landry's with excellent growth opportunity, Rainforest Cafe is the only restaurant concept at all three U.S. Disney locations as well as Disneyland Paris and Japan. It also puts Canada, China, Mexico and Europe on Landry's buffet. Coming soon is a new location in Cairo, Egypt. In 2006, a famous U.S. destination will get a little wilder, too. Landry's will open its 34th Rainforest Cafe on the fabled San Antonio Riverwalk, offering three floors of food and fun with prime outdoor seating. It's an important addition to Landry's presence in the Alamo City, where the company is also bringing Tower of the Americas and a multisensory, Texas-themed ride to the scene.




Rainforest Cafe

Trump Plaza, Atlantic City, New Jersey



Children go wild for Rainforest Cafe parties




JOE'S
The Flying Dutchman

KEMAH BOARDWALK



In less than 10 years, Kemah Boardwalk has evolved from a quiet, waterfront dining destination with one or two restaurants to one of the hottest attractions on Texas' tourism platter.

Just 20 miles from downtown Houston, the lushly landscaped showplace overlooking Galveston Bay features nine restaurants, an amusement park, midway games, retail shops, a boutique hotel and a 400-slip marina – all owned and operated by Landry's. It's not just a great place to eat – it's a showcase of some of Landry's hottest dining concepts. The boardwalk meanders past Joe's Crab Shack, Landry's Seafood House, Cadillac Authentic Mexican Restaurant, The Crab House, the original Aquarium, The Flying Dutchman, Babin's Seafood House, Saltgrass Steak House and The Pizza Oven.

Landry's most amusing enterprise is a festive bayside playground. Its eight restaurants, plus amusements and other company-owned attractions generated more than $50 million in sales in 2005



Texas' hottest attraction

The Boardwalk offers 40 acres of midway rides, games, shopping and dining.

KEMAH BOARDWALK

Outside, the sound of an organ grinder draws families to 11 amusements, including a 65-foot Century Classic Ferris Wheel and a C.P. Huntington train. The 200-foot-high Boardwalk Tower offers visitors an eagle's eye view of Kemah and Galveston Bay. Those who want a wet-but-wild thrill can ride out to the bay on Joe's Boardwalk Beast, a 124-passenger speed boat. Kids love just running through the dancing water fountain at the Boardwalk's central plaza. Shoppers linger at an enticing mix of boutiques such as Kemah Outfitters, Christmas at Kemah and Blayne's Boardwalk Fashions. They can also grab a quick bite at several smaller eateries or settle in and relax with a latte at Starbucks. Sound like just too much fun to leave? You can check into the delightful Boardwalk Inn, where all the rooms overlook the action. In addition to the fine dining, a year-round calendar of special events – including Rock the Dock, Wild West Days, The Jazz Festival and Boo on the Boardwalk – keep locals and out-of-towners coming back for more.



More than

2.0

million visitors a year visit the Boardwalk.


KEMAH BOARDWALK



Kids cool off in the Boardwalk's central plaza









Fine dining and midway rides keep the whole family entertained

he Boardwalk stays open until 10 pm every day

Face your fears on the Boardwalk Bouncer





Grotto la griglia PESCE Brenner's Steakhouse

SIGNATURE GROUP

Landry's makes fine dining a pleasure, too. Our upscale restaurants generated more than $40 million in sales in 2005, with unit sales of more than $4.6 million





MARKET STREET
S
N

Grotto, The Woodlands, Texas




Pesce Restaurant

Willie G's Oyster Bar Seafood & Steak House | Vic & Anthony's STEAKHOUSE

Vic & Anthony's brings world-class
dining to Houston and Las Vegas



Willie G's Seafood and Steak House

6 Signature concepts

With demanding customers, the group maintains the feel of independent operations.

SIGNATUREGROUP



Willie G's





Landry's knows the art of the power lunch or dinner, with six upscale concepts that cater to demanding customers who know a merlot from a pinot noir. Our Signature Group restaurants maintain an independent feel, but enjoy the synergies provided by Landry's that enable lower costs and better operating margins.

Grotto, one of Houston's most popular upscale casual Italian eateries, is now also pleasing palates in The Woodlands, Texas. Locations opening in Las Vegas' Golden Nugget and Dallas in 2006 will bring the total units to four.

A second Vic & Anthony's, Landry's world class steak house, is now a prime destination at the Company's Golden Nugget property in Las Vegas. Named for the father and cousin of the Company's CEO, the original location is ideally located in downtown Houston near Minute Maid Park, Houston's George R. Brown Convention Center and Toyota Center.

La Griglia, a Grotto cousin, continues to be a power-lunching and dining scene for Houston's business elite. New private function rooms at the award-winning Pesce Restaurant and Brenner's Steak House fill up quickly and provide much-needed venues for corporate parties, meetings and social occasions. Willie G's, one of Landry's original concepts, is also part of our Signature Group.

In 2005, renowned food and restaurant critic Tom Horan named Pesce as one of America's Top Ten Seafood Houses and Vic & Anthony's as one of America's Top Ten Steak Houses. Truly, the Signature Group is making its mark.


Grotto





Top of this page:
Grotto Restaurant
The brand new banquet room at Brenner's Steak House
Crab cakes à la Pesce Restaurant

On the top right page:
Willie G's, Denver, Colorado
Wide wine selection at Vic & Anthony's


la griglia

La Griglia's colorful
and chic bar area









Kemah, Texas



Diners enjoy the tranquil garden setting at Brenner's Steak House

Peohe's, San Diego, California



ONCEPTSMORECONCEPT

Landry's has one of the most exciting restaurant portfolios in the industry today. In addition to its major multiunit concepts, the Company also owns and operates other units that swim along consistently as strong performers.

Among them is the four-unit Babin's Seafood House concept. The restaurant stays true to its Louisiana roots. The menu has a Cajun flair, and its Paradise Lounge bar provides the feel of New Orleans.

At Cadillac Bar, every meal is a fiesta. It starts with authentic Mexican food and world-famous margaritas. The music is lively, and shot girls serve tequila from Pancho Villa-style shoulder holsters. Everybody gets crazy and writes on the walls. It's a Texas institution, with several locations across the state and a highly successful catering division.

Harlow's, a new concept unveiled in 2005, is a Hollywood-themed dining and entertainment center inspired by its first location adjacent to Houston's Edwards Grand Palace movie theater. Fun for the whole family, Harlow's features a restaurant, bar, billiards tables, an old-fashioned ice cream parlor, gameroom and more.

On the water's edge at Coronado, California, Peohe's is a world apart. A breathtaking view of the San Diego skyline from either the charming dockside courtyard or the dramatic, tropical interior sets the mood for exceptional food and warm, friendly service. Accessible by land or water, Peohe's accommodates parties of up to 500. The first-rate menu includes a full array of sushi bar selections.

Fish Tales and Fisherman's Wharf complement Landry's other seafood units in Galveston, Texas. Fish Tales offers wholesome casual fare on the Seawall. Fisherman's Wharf offers views of the majestic sailing ship Elissa from its deck and dining rooms situated next to the island city's historic Strand District. Carnival Cruise lines park right outside, drawing tourists from around the world.

Another entertaining thought: Landry's independent units, which nclude nine concepts, generated 60 million in sales in 2005







Harlow's Restaurant


ORE
Babin's


AUTHENTIC
MEXICAN RESTAURANT

Cadillac Authentic Mexican Restaurant

Diversified portfolio

Want to feel like you're in New Orleans? Try Babin's. Prefer a quick trip to Mexico? Check out Cadillac Bar.

MORECONCEPTS

Babin's Seafood House, Kemah, Texas

Hilton Galveston Island

THE EVENTS COMPANY

Inn at th BALLPA

Leave the party to us and stay all night. Landry's can even make business meetings fun





he Galveston Island Convention Center offers spectacular views of the Gulf Coast

N HOSPITALITY DIVISION NH

To see just how seriously Landry's takes its hospitality business, one need look no further than the posh San Luis Resort in Galveston. In late September, with Hurricane Rita barreling toward the Island, mandatory evacuations were ordered. Yet the luxury property – built atop the coastal artillery bunkers of a former fort – readily opened its doors to more than 500 essential personnel to become command central for the City's emergency operations.

Normally, the resort staffs about one employee for every guest. With only 18 staff on hand, including several executives, everyone pitched in to cook, wash dishes and mop floors. Pulling food and supplies from Landry's properties across the island, they fed the guests three meals a day for three days. In the middle of the night, as high winds threatened, they knocked on every door and moved guests to a windowless area as a precaution. Through it all, they also kept their decorum, casually dressed but not without name tags and Four Diamond pins.

Other Landry's hotels – including the 201-room Inn at the Ballpark in Houston and the 52-room Boardwalk Inn in Kemah, Texas – also were models of community spirit during 2005's busy Gulf Coast hurricane season, providing housing for evacuees from Louisiana and East Texas.

The Galveston Island Convention Center, developed and operated by Landry's, had a highly successful first year.

Famously attentive to details, Landry's also owns The Events Company, one of the nation's premier full-service event production firms. The Events Company has orchestrated galas, corporate events, weddings and other celebrations for some of the world's most discriminating clients.

BOARDWALK INN

GALVESTON ISLAND
CONVENTION CENTER
AT THE SAN LUIS RESORT



Boardwalk Inn, Kemah, Texas



ITALITY



Inn at the Ballpark Hotel

Successful first year

The Convention Center, overlooking the Gulf and surrounded by restaurants, is hardly conventional.

HOSPITALITYDIVISION



A suite night at Inn at the Ballpark

Landry's has over

3,000

hotel rooms under ownership or management.


INN AT THE BALLPARK





Hilton, Galveston Island



Inn at the Ballpark main entrance

Galveston Island Convention Cent

LANDRY'S RETAIL

Landry's customers have a hearty appetite for shopping. Retail sales totaled more than $46 million in 2005

What's in store at Landry's? You name it. The Company is an industry leader in brand extension through retail sales. With attractive stores built into most of our high-profile concepts, the Company offers a tremendously popular selection of apparel, accessories and gifts for adults and children that help reinforce brand identity.

Our visitors like to shop as much as they like to eat. We keep them supplied with great goods at Rainforest Cafe, Joe's Crab Shack, the Downtown Aquariums, Golden Nugget Casinos, the Kemah Boardwalk, Saltgrass Steak House, The San Luis Resort, Inn at the Ballpark and – coming soon – new concepts T-Rex and the Tower of the Americas.

Besides adding to Landry's bottom line, branded products "extend" the guest experience for months, even years, and act as "walking advertisements." Some of our products are logo-driven. Others feature proprietary characters such as Rainforest Cafe's Cha Cha, the red-eyed tree frog who has a realistic counterpart in nature. The Company's fashion business is growing, with products from premier makers including Tommy Bahama, Polo, 7 For All Mankind, Gottex, Baume & Mercier and Breitling among the featured goods at the Golden Nugget.

As with its restaurants, Landry's wows retail customers with visual presentation, often developing special fixtures for featured items that add to the fun of their surroundings. The Company also keeps its retail offerings fresh, constantly testing new items and offering new apparel collections for spring/summer and fall/winter each year.


HOUSTON ROCKETS
ROCKETS

Inn at the Ballpark


SALTGRASS JUNCTION
GENERAL STORE
WESTERN WEAR • DRY GOODS

Saltgrass Steak House



Development (left to right): Andy Alexander, Steve Greenberg, Jeff Cantwell, Larry Brown and Don Rakoski



Hospitality and Gaming (left to right): Bill Sylvestre, Richard Flowers, Nicki Keenan, Paul Schultz, Joanne Beckett, Kelly Roberts and Andre Carrier



Human Resources and IT (left to right): Luis Oliveira, Brenda Henscey, Julia Liebelt, Steve Scheinthal, Lori Kittle, Jerre Sykes and Lisa Moore



Marketing and Retail (left to right): Joel Ashby, Toni Niece, Bill Howell and Leigh Bassett



Purchasing and Beverage Operations (left to right): James Kramer, Barry Elkanick and Nydia Casas



Operations (left to right): Howard Cole, Keith Beitler, Richard Ervin, Terry Turney, Kathy Ruiz, Brett Kellerman, Breck Templeton, Steve Riley and Dana Berlin



Accounting and Analysis (left to right): Mike Harwell, Lynn Jamison, Rick Liem, Sunny Moore, Dena Stagner and Rebecca Jones

Landry's Restaurants, Inc. Board of Directors



Tilman J. Fertitta
Chairman of the Board,
President &
Chief Executive Officer



Steven L. Scheinthal
Executive Vice President,
General Counsel &
Secretary



Michael S. Chadwick
Director



Joe Max Taylor
Director



Michael Richmond
Director



Ken Brimmer
Director

Year Ended December 31,	2005	2004	2003	2002	2001
Income statement data					
Revenues	$ 1,254,806	$ 1,167,475	$ 1,105,755	$ 894,795	$ 746,642
Operating costs and expenses:					
Cost of revenues	333,028	326,108	321,783	257,945	219,684
Labor	377,215	337,633	323,284	259,198	215,662
Other operating expenses	311,648	282,412	271,271	224,122	186,529
General and administrative expenses	57,694	58,320	51,704	43,384	38,004
Depreciation and amortization	63,493	57,294	49,092	40,729	34,975
Asset impairment expense (1)	–	1,709	13,144	2,200	2,394
Pre-opening expenses	4,772	5,203	8,650	4,591	2,598
Total operating costs and expenses	1,147,850	1,068,679	1,038,928	832,169	699,846
Operating income	106,956	98,796	66,827	62,626	46,796
Other (income) expense:					
Interest (income) expense, net	41,438	15,185	9,561	4,997	9,402
Other, net	95	13,544	1,463	(887)	(56)
Total other (income) expense (2)	41,533	28,729	11,024	4,110	9,346
Income before taxes	65,423	70,067	55,803	58,516	37,450
Provision for income taxes (3)	20,608	3,545	10,889	18,025	11,502
Net income	$ 44,815	$ 66,522	$ 44,914	$ 40,491	$ 25,948
Earnings per share information:					
Basic					
Net income (loss)	$ 2.01	$ 2.46	$ 1.63	$ 1.56	$ 1.19
Weighted average number of common shares outstanding	22,300	27,000	27,600	25,900	21,750
Diluted					
Net income (loss)	$ 1.95	$ 2.39	$ 1.59	$ 1.51	$ 1.15
Weighted average number of common and common share equivalents outstanding	23,000	27,800	28,325	26,900	22,535
Other data					
EBITDA (Earnings before interest, taxes, depreciation, and amortization):					
Operating Income	$ 106,956	$ 98,796	$ 66,827	$ 62,626	$ 46,796
Add back:					
Depreciation and amortization	63,493	57,294	49,092	40,729	34,975
Asset impairment expense	–	1,709	13,144	2,200	2,394
EBITDA	$ 170,449	$ 157,799	$ 129,063	$ 105,555	$ 84,165
Balance sheet data (at end of period)					
Working capital (deficit)	$ (74,062)	$ 161,515	$ (38,767)	$ (55,475)	$ (6,017)
Total assets	$ 1,612,579	$1,344,952	$ 1,104,883	$ 934,898	$ 692,105
Short-term notes payable and current portion of notes and other obligations	$ 1,852	$ 1,700	$ 1,963	$ 1,783	$ –
Long-term notes and other obligations, net of current portion	$ 816,044	$ 559,545	$ 299,736	$ 189,404	$ 175,000
Stockholders' equity	$ 516,770	$ 600,897	$ 599,894	$ 563,406	$ 391,032

(1) In 2004, 2003, 2002, and 2001, we recorded asset impairment charges of $1.7 million ($1.2 million after tax), $13.1 million ($9.1 million after tax), $2.2 million ($1.5 million after tax) and $2.4 million ($1.6 million after tax), respectively, related to the adjustment to estimated fair value of certain restaurant properties and assets. The Company considers the asset impairment expense as additional depreciation and amortization, although shown as a separate line item in the consolidated income statements.

(2) In 2004, we recorded prepayment penalty expense and other costs related to the refinancing of our long-term debt of approximately $16.6 million ($11.3 million after tax).

(3) In 2004 and 2003, we recognized $18.5 million and $6.3 million in income tax benefits for a reduction of the valuation allowance and deferred tax liabilities attributable to tax benefits deemed realizable and reduced accruals.

EBITDA is not a generally accepted accounting principles ("GAAP") measurement and is presented solely as a supplemental disclosure because we believe that it is a widely used measure of operating performance. EBITDA is not intended to be viewed as a source of liquidity or as a cash flow measure as used in the statement of cash flows. EBITDA is simply shown above as it is a commonly used non-GAAP valuation statistic.

(4) Income before taxes, net income and earnings per share decreased in 2005 as a result of increased interest expense associated with the Company's December 2004 refinancing in preparation for the Golden Nugget acquisition which closed September 2005.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact are "forward-looking statements" for purposes of federal and state securities laws. Forward-looking statements may include the words "may," "will," "plans," "believes," "estimates," "expects," "intends" and other similar expressions. Our forward-looking statements are subject to risks and uncertainty, including, without limitation, our ability to continue our expansion strategy, our ability to make projected capital expenditures, as well as general market conditions, competition, and pricing. Forward-looking statements include statements regarding:

- potential acquisitions of other restaurants, restaurant concepts, gaming operations and lines of businesses in other sectors of the hospitality and entertainment industries;
- future capital expenditures, including the amount and nature thereof;
- business strategy and measures to implement such strategy;
- competitive strengths;
- goals;
- expansion and growth of our business and operations;
- future commodity prices;
- availability of food products, materials and employees;
- consumer perceptions of food safety;
- changes in local, regional and national economic conditions;
- the effectiveness of our marketing efforts;
- changing demographics surrounding our restaurants, hotels and casinos;
- the effect of changes in tax laws;
- actions of regulatory, legislative, executive or judicial decisions at the federal, state or local level with regard to our business and the impact of any such actions;
- our ability to maintain regulatory approvals for our existing businesses and our ability to receive regulatory approval for our new businesses;
- our expectations of the continued availability and cost of capital resources;
- same store sales;
- earnings guidance;
- the seasonality of our business;
- weather and acts of God;
- food, labor, fuel and utilities costs;
- plans;
- references to future success; and
- the risks described in "Risk Factors."

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could be inaccurate, and, therefore, we cannot assure you that the forward-looking statements included in this report will prove to be accurate. In light of the significant uncertainties inherent in our forward-looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. Some of these and other risks and uncertainties that could cause actual results to differ materially from such forward-looking statements are more fully described under Item 1A. "Risk Factors" and elsewhere in this report, or in the documents incorporated by reference herein.

Management's Discussions

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

We primarily own and operate full-service, casual dining restaurants and two casinos. As of December 31, 2005, we operated 311 full service restaurants. In addition to these units, there were several limited menu restaurants and other properties (as described in Item 1. Business), and the Golden Nugget Hotels and Casinos in Las Vegas and Laughlin, Nevada as more fully described below.

On September 27, 2005, Landry's Gaming, Inc., an unrestricted subsidiary, purchased the Golden Nugget Hotels and Casinos in downtown Las Vegas and Laughlin, Nevada ("GN") for $163.0 million in cash, the assumption of $155.0 million of Senior Secured Notes due 2011 and the assumption of approximately $27.0 million under an existing senior revolving credit facility and the further assumption of certain working capital including $27.5 million in cash. Under the terms of the purchase agreement, the currently outstanding Senior Secured Notes due 2011 remain outstanding obligations of GN following the closing. The Golden Nugget–Las Vegas occupies approximately eight acres in downtown Las Vegas with approximately 38,000 square feet of gaming area. The property also features three towers containing 1,907 rooms, the largest number of guestrooms in downtown Las Vegas. The Golden Nugget–Laughlin is located on 13 acres on the Colorado River with 32,000 square feet of gaming space and 300 rooms. The results of operations for these properties are included in ou financial statements from the date of acquisition.

During 2003, we completed a series of relatively small acquisitions, including: separate acquisitions of several well-known individual upscale Houston restaurants; Ocean Journey (a 12 acre aquarium complex in Denver,

olorado): the Holiday Inn on the Beach in Galveston, xas; and the Galveston Flagship Hotel (subject to an isting lease), for an aggregate cash purchase price of all ich acquisitions of approximately $27.0 million, plus the sumption of an $11.4 million non-recourse long-term ote payable. These acquisitions included certain future ommitments as described in Notes to the Consolidated nancial Statements, Commitments and Contingencies in e paragraph titled "Building Commitments." The estimated ost of such future commitments are included in the ontractual Obligations table amounts under Other Long-rm Obligations, that is included within this Item 7.

The Specialty Growth Division is primarily engaged in perating complementary entertainment and hospitality ctivities, such as miscellaneous beverage carts and arious kiosks, amusement rides and games and some ssociated limited hotel properties, generally at locations i conjunction with our core restaurant operations. The otal assets, revenues, and operating profits of these omplementary "specialty" business activities are onsidered not material to the overall business and below ie threshold of a separate reportable business segment nder SFAS No. 131.

We are in the business of operating restaurants, two asinos and the above-mentioned complementary activities. Ve do not engage in real estate operations other than iose associated with the ownership and operation of our usiness. We own a fee interest (own the land and building) i a number of properties underlying our businesses, but do iot engage in real estate sales or real estate management n any significant fashion or format. The Chief Executive Officer, who is responsible for our operations, reviews and valuates both core and non-core business activities and esults, and determines financial and management resource llocations and investments for all business activities.

The restaurant and gaming industries are intensely competitive and affected by changes in consumer tastes and by national, regional, and local economic conditions and demographic trends. The performance of individual restaurants or casinos may be affected by factors such as: raffic patterns, demographic considerations, marketing, weather conditions, and the type, number, and location of competing restaurants and casinos.

We have many well established competitors with greater inancial resources, larger marketing and advertising budgets, and longer histories of operation than ours, ncluding competitors already established in regions where we are planning to expand, as well as competitors planning to expand in the same regions. We face significant competition from other casinos in the markets in which we operate and from other mid-priced, full-service, casual dining restaurants offering or promoting seafood and other types and varieties of cuisine. Our competitors include national, regional, and local restaurant chains and casinos as well as local owner-operated restaurants and casinos. We also compete with other restaurants, retail establishments and gaming companies for restaurant and casino sites. We ntend to pursue an acquisition strategy.

Results of Operations

Profitability

The following table sets forth the percentage relationship o total revenues of certain operating data for the periods ndicated:

Year Ended December 31,	**2005**	2004	2003
Revenues	100.0%	100.0%	100.0%
Cost of revenues	26.5%	27.9%	29.1%
Labor	30.1%	28.9%	29.2%
Other operating expenses	24.8%	24.2%	24.5%
Unit level profit	18.6%	19.0%	17.2%

Year ended December 31, 2005 Compared to the Year ended December 31, 2004

Restaurant and hospitality revenues increased $21,689,779, or 1.9%, from $1,167,475,165 to $1,189,164,944 for the year ended December 31, 2005 compared to the year ended December 31, 2004. The total increase/change in revenue is comprised of the following approximate amounts: 2005 restaurant openings– $30.5 million; restaurant closings decreased 2005 revenues–$8.2 million; locations open 2005 and 2004 including "honeymoon" periods–decreased $4.0 million; day lost due to leap year–decreased $3.4 million; units closed for an extended period as a result of the hurricane–decreased $2.2 million; and the remainder of the difference is attributable to the change in sales for stores not open a full comparable period. The total number of units open as of December 31, 2005 and 2004 were 311 and 297, respectively.

Gaming revenues increased $65,640,727 for the year ended December 31, 2005 as a result of the acquisition of GN. The results of GN are included from the September 27, 2005 acquisition date.

As a primary result of increased revenues, cost of revenues increased $6,919,686, or 2.1%, from $326,108,007 to $333,027,693 in the year ended December 31, 2005, compared to the same period in the prior year. Cost of revenues as a percentage of revenues for the year ended December 31, 2005, decreased to 26.5% from 27.9% in 2004. The decrease in cost of revenues as a percentage of revenues primarily reflects a moderate menu price increase, stable commodities prices, a shift in product mix and the acquisition of the Golden Nugget.

Labor expenses increased $39,581,759, or 11.7%, from $337,633,530 to $377,215,289 in the year ended December 31, 2005, compared to the same period in the prior year, principally as a result of increased revenues. Labor expenses as a percentage of revenues for the year ended December 31, 2005 increased to 30.1% from 28.9% in 2004, principally due to increased hourly wage rates and higher overtime and the acquisition of the Golden Nugget.

Other operating expenses increased $29,235,924, or 10.4%, from $282,411,954 to $311,647,878 in the year ended December 31, 2005, compared to the same period in the prior year, principally as a result of increased revenues. Such expenses increased as a percentage of revenues to 24.8% in 2005 from 24.2% in 2004, as a primary result of higher utilities, increased rent expense and the acquisition of the Golden Nugget.

General and administrative expenses decreased $626,169, or 1.1%, from $58,319,642 to $57,693,473 in the year ended December 31, 2005, compared to the same period in the prior year, and decreased as a percentage of revenues to 4.6% in 2005 from 5.0% in 2004. The decrease is due to lower professional fees related to Sarbanes-Oxley and leverage associated with the acquisition of the Golden Nugget.

Combined depreciation and amortization expense and asset impairment expense increased an aggregate of

compared to the same period in the prior year. The increase for 2005 was primarily due to an increase in depreciation related to the addition of new restaurants and equipment and the acquisition of the Golden Nugget offset by a decrease in impairment charges.

The $1.7 million impairment charge in fiscal 2004 resulted from sales declines in one particular restaurant, combined with deterioration in the specific restaurant's profitability and management's lowered outlook for improvement in such specific property. Assets that were impaired are primarily leasehold improvements and to a lesser extent equipment.

Restaurant pre-opening expenses were $4,772,425 for the year ended December 31, 2005, compared to $5,203,518 for the same period in the prior year. The decrease for the 2005 period was attributable to a decrease in units opened in 2005 as compared to 2004.

The increase in net interest expense for the year ended December 31, 2005 as compared to the prior year is primarily due to higher borrowings, as well as an increase in our average borrowing rate.

Other expense, net for 2005 was immaterial. Other expense, net for 2004 was comprised primarily of $14.6 million in pre-payment penalties, and related fees associated with the pay down of our $150.0 million senior notes and bank credit facility both of which were entered into in 2003 partially offset by $1.1 million in business interruption insurance recoveries.

Provision for income taxes increased by $17,063,366 to $20,608,144 in the year ended December 31, 2005 from $3,544,778 in 2004 primarily due to a net $18.5 million income tax benefit in 2004 gained from a reversal of the remaining valuation allowance attributable to tax benefits associated with the Rainforest Cafe acquisition deemed realizable. The previously established valuation allowance was reversed at December 31, 2004, due to the strong 2004 and future forecasted profitability of the Rainforest Cafe restaurants, a successful transition from a tax-loss incurring stand-alone public company to a highly profitable and taxable income producing wholly-owned subsidiary, coupled with the approaching end of specific recognition limitations on allowable deductions and tax assets and the 2004 resolution of certain tax issues, which caused management to believe the remaining deferred tax assets previously reserved would more likely than not be realized.

Year ended December 31, 2004 Compared to the Year ended December 31, 2003

Revenues increased $61,720,108 or 5.6%, from $1,105,755,057 to $1,167,475,165 in the year ended December 31, 2004, compared to the year ended December 31, 2003. The total increase/change in revenue is comprised of the following approximate amounts: 2004 restaurant openings–$87 million; restaurant closings decrease to 2004 revenues–$13 million; locations open 2004 and 2003 including "honeymoon" periods– decrease $13 million. The total number of units open as of December 31, 2004 and 2003 were 297 and 286, respectively.

As a primary result of increased revenues, cost of revenues increased $4,324,630, or 1.3%, from $321,783,377 to $326,108,007 in the year ended December 31, 2004, compared to the same period in the prior year. Cost of revenues as a percentage of revenues for the year ended December 31, 2004, decreased to 27.9% from 29.1% in 2003. The decrease in cost of revenues as a percentage of revenues primarily reflects a moderate menu price increase, stable commodities prices and a shift in product mix.

Labor expenses increased $14,349,131, or 4.4%, from $323,284,399 to $337,633,530 in the year ended December 31, 2004, compared to the same period in the prior year, principally as a result of increased revenues. Restaurant labor expenses as a percentage of revenues for the year ended December 31, 2004, decreased to 28.9% from 29.2% in 2003, principally due to efficiencies gained from improved scheduling and training techniques.

Other operating expenses increased $11,141,084, or 4.1%, from $271,270,870 to $282,411,954 in the year end December 31, 2004, compared to the same period in the prior year, principally as a result of increased revenues. S expenses decreased as a percentage of revenues to 24. in 2004 from 24.5% in 2003, as a primary result of lower advertising partially offset by increased rent expense.

General and administrative expenses increased $6,615,542, or 12.8%, from $51,704,100 to $58,319,642 in the year ended December 31, 2004, compared to the sar period in the prior year, and increased as a percentage of revenues to 5.0% in 2004 from 4.7% in 2003. The increas due to increased compensation and personnel and highe professional fees related to Sarbanes-Oxley.

Combined depreciation and amortization expense and asset impairment expense decreased an aggregate of $3,233,054, or 5.2%, from an aggregate of $62,235,831 to $59,002,777 in the year ended December 31, 2004, compared to the same period in the prior year. The decrease for 2004 was primarily due to an increase in depreciation related to the addition of new restaurants and equipment offset by a decrease in impairment charges. Asset impairment expense of approximately $1,700,000 relating to underperforming and closed restaurants was recorded for 2004, while approximately $13,100,000 was included in the 2003 amount.

The impairment charge in fiscal 2004 resulted from sales declines in one particular restaurant, combined with deterioration in the specific restaurant's profitability and management's lowered outlook for improvement in such specific property. Assets that were impaired are primarily leasehold improvements and to a lesser extent equipment A similar evaluation of our units was performed in 2003, resulting in the write down of six underperforming and thre closed restaurants. Included in the 2003 amounts were fou Landry's division, three Joe's Crab Shack, and two Crab House units. The following is a summary of related charge and expenses:

Years Ended December 31,	2004	200
Asset Impairment	$1,700,000	$13,100,00
Accrued Estimated Lease Termination Payments	–	1,300,00
	$1,700,000	$14,400,00

Restaurant pre-opening expenses were $5,203,518 for the year ended December 31, 2004, compared to $8,650,178 for the same period in the prior year. The decrease for the 2004 period was attributable to a decrease in units opened in 2004 as compared to 2003.

The increase in net interest expense in the year ended December 31, 2004 as compared to the prior year is primarily due to higher borrowings, as well as an increase in our average borrowing rate.

The increase in other expense, net is comprised primarily of $14.6 million in pre-payment penalties, and related fees associated with the pay down of our $150 million senior notes and bank credit facility both of which were entered into in 2003 partially offset by $1.1 million in business interruption insurance recoveries. Other expense for 2003 is primarily expenses related to abandoned project costs.

Provision for income taxes decreased by $7,343,739 to $3,544,778 in the year ended December 31, 2004 from $10,888,517 in 2003 primarily due to changes in our pre-tax income offset by a net $18.5 million income tax benefit gained from a reversal of the remaining valuation allowance attributable to tax benefits associated with the Rainforest Cafe acquisition deemed realizable. The previously established valuation allowance was reversed at December 31, 2004, due to the strong 2004 and future forecasted profitability of the Rainforest Cafe restaurants,

a successful transition from a tax-loss incurring stand-alone public company to a highly profitable and taxable income producing wholly-owned subsidiary, coupled with the approaching end of specific recognition limitations on allowable deductions and tax assets and the 2004 resolution of certain tax issues, which caused management to believe the remaining deferred tax assets previously reserved would more likely than not be realized. In 2003, an income tax benefit of $6.3 million was recognized from reversal of the valuation reserve attributable to tax assets deemed realizable and reduced accruals.

Liquidity and Capital Resources

In December 2004, we refinanced our existing revolving credit facility and existing senior notes by entering into a new five year $300.0 million Bank Credit Facility and a six year $150.0 million Term Loan. The Bank Credit Facility matures in December 2009 and the Term Loan matures in December 2010. Interest on the Bank Credit Facility is payable monthly or quarterly at Libor or the bank's base rate plus a financing spread. Interest on the Term Loan is payable quarterly at Libor plus a financing spread. The financing spread under the Bank Credit Facility and the Term Loan is currently 1.50% and 1.75%, respectively, for Libor borrowings and 0.50% and 0.75% for base rate borrowings. As of December 31, 2005, we had approximately $215.9 million available under the existing credit facility for expansion and working capital purposes.

Concurrent with the closing of the Bank Credit Facility and Term Loan in December 2004, we also issued $400.0 million in senior notes through a private placement offering. The senior notes are general unsecured obligations of the Company and mature December 2014. Interest is payable semi-annually at 7.5%. On June 16, 2005, we completed an exchange offering whereby substantially all of the senior notes issued under the private placement were exchanged for senior notes registered under the Securities Act of 1933.

Net proceeds from the Bank Credit Facility and senior notes totaled $536.6 million and were used to repay all outstanding liabilities under the existing credit facility and senior notes. These debt repayments resulted in a pre-tax charge of $16.6 million in the fourth quarter of 2004.

The Bank Credit Facility and Term Loan are secured by substantially all real and personal property of subsidiaries and governed by certain financial covenants, including minimum fixed charge, net worth, and our financial leverage ratios as well as limitations on dividend payments, capital expenditures and other restricted payments as defined in the agreements.

In October 2003, we refinanced a previous bank credit facility by issuing long-term notes totaling $150.0 million through a private placement of debt and amending and extending the existing bank credit facility to a four-year $200.0 million revolving credit facility (the "Former Bank Credit Facility") later increased to $225.0 million. The long-term notes had maturities ranging from October 2009 through October 2013, and the Former Bank Credit Facility matured in October 2007. Interest on the long-term notes was paid quarterly at an average rate of 5.95%. Interest on the Former Bank Credit Facility was payable monthly or quarterly at Libor or the bank's base rate plus a financing spread. The Former Bank Credit Facility, long-term notes, and all future related liabilities were paid down in full with the proceeds from the December 2004 refinancing.

A wholly-owned subsidiary of ours assumed an $11.4 million 9.39% non-recourse, long-term note payable (due May 2010) in connection with an asset purchase in March 2003. Principal and interest payments under this note aggregate $102,000 monthly.

During the year ended December 31, 2005, we repurchased $133.8 million of common stock. In September 2003, we authorized an open market stock repurchase program for $60.0 million. In October 2004, we authorized a $50.0 million stock repurchase program. In 2005, we authorized a $100.0 million stock repurchase program. We expect to make opportunistic repurchases of our common stock.

Working capital decreased from a surplus of $161.5 million as of December 31, 2004 to $74.1 million deficit as of December 31, 2005 primarily due to the purchase of the Golden Nugget Hotels and Casinos and repurchase of our common stock during 2005. Cash flow to fund future operations, new restaurant development, and acquisitions will be generated from operations, available capacity under the current Bank Credit Facility and additional financing, if appropriate.

In 2005, we spent $163.0 million to acquire GN and $118.5 million on capital expenditures including opening 13 new units and acquiring $23.7 million in land for future development. In 2006, we expect to spend approximately $180.0 million, including opening 12 units and spending $85.0 million in 2006 to renovate the Golden Nugget Hotel and Casino in downtown Las Vegas, Nevada followed by a casino expansion and new hotel tower in 2007.

As of December 31, 2005, we had contractual obligations as described below. These obligations are expected to be funded primarily through cash on hand, cash flow from operations, working capital, the Bank Credit Facility and additional financing sources in the normal course of business operations. Our obligations include off balance sheet arrangements whereby the liabilities associated with non cancelable operating leases, unconditional purchase obligations and standby letters of credit are not fully reflected in our balance sheets.

Contractual Obligations (in thousands)	2006	2007–2008	2009–2010	Thereafter
Long-Term Debt	$ 1,851,741	$ 3,645,025	$158,411,035	$555,000,000
Operating Leases	$ 47,758,691	$ 86,987,095	$ 71,510,862	$290,208,754
Unconditional Purchase Obligations	$ 73,222,438	$ 7,030,718	$ 2,231,015	$ 641,982
Other Long-Term Obligations	$ 4,185,413	$ 2,650,000	$ 18,000,000	$ –
Total Cash Obligations	$ 127,018,283	$ 100,312,838	$250,152,912	$845,850,736

Other Commercial Commitments (in thousands)	2006	2007–2008	2009–2010	Thereafter
Line of Credit	$ –	$ –	$ 96,000,000	$ –
Standby Letters of Credit	$ 12,592,451	$ –	$ –	$ –
Total Commercial Commitments	$ 12,592,451	$ –	$ 96,000,000	$ –

In connection with our purchase of an 80% interest in the restaurant concept T-Rex in February 2006, we have committed to spend an estimated $48.0 million during 2006, 2007 and 2008 to complete one T-Rex restaurant in Kansas City, Kansas, construct one T-Rex restaurant as well as an Asian themed restaurant in Walt Disney World's Florida theme parks and construct one additional T-Rex restaurant in the northeast.

From time to time, we review opportunities for restaurant acquisitions and investments in the hospitality, entertainment (including gaming), amusement, food service and facilities management and other industries. Our exercise of any such investment opportunity may impact our development plans and capital expenditures. We believe that adequate sources of capital are available to fund our business activities through December 31, 2006.

As a primary result of establishing long-term borrowings, we will incur higher interest expense in the future. However, we have mitigated a portion of the higher interest expense by entering into fair value hedges with a notional amount of $100.0 million, whereby we swapped higher fixed interest rates of the 7.5% senior notes due 2014 for floating interest rates equal to six month Libor plus a financing spread of 2.34% to 2.38%.

Since April 2000, we have paid an annual $0.10 per share dividend, declared and paid in quarterly amounts. We increased the annual dividend to $0.20 per share in April 2004.

Seasonality and Quarterly Results

Our business is seasonal in nature. Our reduced winter volumes cause revenues and, to a greater degree, operating profits to be lower in the first and fourth quarters than in other quarters. We have and continue to open restaurants in highly seasonal tourist markets. Joe's Crab Shack restaurants tend to experience even greater seasonality and sensitivity to weather than our other restaurant concepts. Periodically, our sales and profitability may be negatively affected by adverse weather. The timing of unit openings can and will affect quarterly results

Critical Accounting Policies

Restaurant and other properties are reviewed on a property by property basis for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. The recoverability of properties that are to be held and used is measured by comparison of the estimated future undiscounted cash flows associated with the asset to the carrying amount of the asset. Goodwill and other nonamortizing intangible assets are reviewed for impairment at least annually using estimates of future operating results. If such assets are considered to be impaired, an impairment charge is recorded in the amount by which the carrying amount of the assets exceeds their fair value. Properties to be disposed of are reported at the lower of their carrying amount or fair value, reduced for estimated disposal costs, and are included in other current assets.

We operate approximately 311 properties and periodically we expect to experience unanticipated individual unit deterioration in revenues and profitability, on a short-term and occasionally longer-term basis. When such events occur and we determine that the associated assets are impaired, we will record an asset impairment expense in the quarter such determination is made. Due to our average restaurant net investment cost, generally excluding the owned land component, of approximately $2.0 million, such amounts could be significant when and if they occur. However, such asset impairment expense does not affect our financial liquidity, and is usually excluded from many valuation model calculations.

We maintain a large deductible insurance policy related to property, general liability and workers' compensation coverage. Predetermined loss limits have been arranged with insurance companies to limit our per occurrence cash outlay. Accrued expenses and other liabilities include estimated costs to settle unpaid claims and estimated incurred but not reported claims using actuarial methodologies.

We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the recognition of deferred tax assets, net of applicable reserves, related to net operating loss carryforwards and certain temporary differences. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be recognized. We regularly assess the likelihood of realizing the deferred tax assets based on forecasts of future taxable income and available tax planning strategies that could be implemented and adjust the related valuation allowance if necessary.

Our income tax returns are subject to examination by the Internal Revenue Service and other tax authorities. We regularly assess the potential outcomes of these examinations in determining the adequacy of our provision for income taxes and our income tax liabilities. Inherent in our determination of any necessary reserves are assumptions based on past experiences and judgments about potential actions by taxing authorities. Our estimate of the potential outcome for any uncertain tax issue is highly judgmental. We believe that we have adequately provided for any reasonable and foreseeable outcome related to uncertain tax matters.

We follow the intrinsic value method of accounting for stock options, and as such do not record compensation expense related to amounts outstanding. Effective with the quarter ending March 31, 2006, we will expense compensation related to stock options in accordance with SFAS 123(R).

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Estimates are used for, but not limited to, the recognition and measurement of current and deferred income tax assets and liabilities; the assessment of recoverability of long-lived assets; costs to settle unpaid claims and the valuation of inventory. Actual results may differ materially from those estimates and services.

Recent Accounting Pronouncements

In November 2004, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 151, "Inventory Costs" which amended ARB 43. The statement clarifies tha abnormal amounts of idle facility expense, freight, handling costs and wasted materials should be recognized as current period charges, effective for fiscal years beginning after June 15, 2005. Adoption of this standard is not expected to have a material impact on the Company's consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, "Exchange of Non-Monetary Assets." This statement amends APB 29 to require certain non-monetary exchange transactions to be recorded on a carry over cost basis if future cash flows are not expected to change significantly. The statement is effective for fiscal periods beginning after June 15, 2005. Adoption of SFAS No. 153 is not expected to have a material impact on the Company's consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payments." This statement requires the expensing of stock options in the financial statements for periods no later than annual periods beginning after June 15, 2005. SFAS No. 123R requires companies to use either the modified-prospective or modified-retrospective

transition method. The Company will implement the statement during the first quarter of 2006 using the modified-prospective transition method and we expect that the recognition requirements under SFAS No. 123 will be reasonably similar to the fair value results included in our pro forma disclosures assuming similar assumptions, stock prices and number of grants. Additional grants would increase compensation expense.

In March 2005, the SEC issued Staff Accounting Bulletin 107 (SAB 107) to simplify some of the implementation challenges of SFAS 123R. In particular, SAB 107 provides supplemental implementation guidance on SFAS 123R including guidance on valuation methods, classification of compensation expense, inventory capitalization of share-based compensation costs, income tax effects, disclosures in Management's Discussion and Analysis and several other issues. We will apply the principles of SAB 107 in conjunction with the adoption of SFAS 123R.

In May 2005, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 154, "Accounting Changes and Error Corrections," which replaces Accounting Principles Board (APB) No. 20, "Accounting Changes," and Statement of Financial Accounting Standards No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS 154 applies to all voluntary changes in accounting principle, and changes the requirements for accounting and reporting a change in accounting principles. SFAS 154 requires retroactive application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable to do so. APB 20 previously required that most voluntary changes in accounting principle be recognized with a cumulative effect adjustment in net income of the period of the change. SFAS 154 is effective for accounting changes made in annual periods beginning after December 15, 2005.

In October 2005, the FASB issued FASB Staff Position (FSP) 13-1 "Accounting for Rental Costs Incurred During a Construction Period." The FSP requires rental costs associated with both ground and building operating leases that are incurred during a construction period be expensed on a straight line basis starting from the beginning of the lease term. The statement is effective for periods beginning after December 15, 2005. Adoption of FSP 13-1 is not expected to have a material impact on the Company's consolidated financial statements.

Impact of Inflation

We do not believe that inflation has had a significant effect on our operations during the past several years. We believe we have historically been able to pass on increased costs through menu price increases, but there can be no assurance that we will be able to do so in the future. Future increases in labor costs, including expected future increases in federal minimum wages, energy costs, and land and construction costs could adversely affect our profitability and ability to expand.

Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We carried out an evaluation, with the participation of our principal executive officer and principal financial officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2005. Based on this evaluation, our principal executive officer and principal financial officer concluded that, as of December 31, 2005, our disclosure controls and procedures, as defined in Rule 13a-15(e), were effective to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Securities Exchange Act of 1934 (the "Exchange Act") are recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2005 based on the framework in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2005.

Our evaluation did not include the internal control over financial reporting relating to Golden Nugget, Inc. (formerly Poster Financial Group, Inc.) which we acquired on September 27, 2005 (see Note 2 to the consolidated financial statements). Total assets and revenues for the acquisition represent approximately $388 million and $65 million, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2005.

Grant Thornton LLP, the independent registered public accounting firm that audited our consolidated financial statements included in this Annual Report on Form 10-K, has audited our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

Our management carried out an evaluation, with the participation of our principal executive officer and principal financial officer, of changes in our internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Based on this evaluation, our management determined that no change in our internal control over financial reporting occurred during the fourth quarter of fiscal 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Landry's Restaurants, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, appearing under Item 9A, that Landry's Restaurants, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Landry's Restaurants, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control Over Financial Reporting, management excluded from its assessment of Landry's Restaurants, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2005, the internal control over financial reporting related to Golden Nugget, Inc. (formerly Poster Financial Group, Inc.), which was acquired by the company during September 2005. Our audit of internal control over financial reporting of Landry's Restaurants, Inc. and subsidiaries also excluded Golden Nugget, Inc. Assets of approximately $388 million and total revenues of approximately $65 million of Golden Nugget, Inc. are included in the consolidated financial statements of Landry's Restaurants, Inc. and subsidiaries as of and for the year ended December 31, 2005.

In our opinion, management's assessment that Landry's Restaurants, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Landry's Restaurants, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Landry's Restaurants, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years then ended, and our report dated March 9, 2006 expressed an unqualified opinion on those consolidated financial statements.

GRANT THORNTON LLP
Houston, Texas
March 9, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Landry's Restaurants, Inc.

We have audited the accompanying consolidated balance sheets of Landry's Restaurants, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Landry's Restaurants, Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Landry's Restaurants, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 9, 2006, expressed an unqualified opinion on management's assessment of the effectiveness of internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.

GRANT THORNTON LLP
Houston, Texas
March 9, 2006

Report of Independent Public Registered Public Accounting Firm

To Landry's Restaurants, Inc.:

We have audited the accompanying consolidated balance sheet of Landry's Restaurants, Inc. and subsidiaries as of December 31, 2003 and the related consolidated statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Landry's Restaurants, Inc., and subsidiaries at December 31, 2003 and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

ERNST & YOUNG LLP
Houston, Texas
February 11, 2004
except for Note 10 as to which the date is March 14, 2005

CONSOLIDATED BALANCE SHEETS

December 31,	2005	2004
Assets		
Current assets:		
Cash and cash equivalents	$ 39,215,562	$ 201,394,032
Accounts receivable–trade and other, net	21,973,228	18,595,531
Inventories	59,716,920	55,004,153
Deferred taxes	12,763,948	10,859,160
Other current assets	12,768,611	11,630,527
Total current assets	146,438,269	297,483,403
Property and equipment, net	1,380,258,684	1,007,296,936
Goodwill and trademarks	46,716,151	20,225,297
Other intangible assets, net	3,459,417	216,806
Other assets, net	35,706,292	19,729,829
Total assets	$1,612,578,813	$1,344,952,271
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 90,489,190	$ 48,341,318
Accrued liabilities	123,098,491	84,955,488
Income taxes payable	5,060,885	971,175
Current portion of long-term notes and other obligations	1,851,741	1,700,496
Total current liabilities	220,500,307	135,968,477
Long-term notes, net of current portion	816,043,799	559,545,092
Deferred taxes	21,635,903	13,343,631
Other liabilities	37,628,343	35,198,105
Total liabilities	1,095,808,352	744,055,305
Commitments and contingencies		
Stockholders' equity:		
Common stock, $0.01 par value, 60,000,000 shares authorized, 21,593,823 and 25,607,573 issued and outstanding, respectively	215,938	256,076
Additional paid-in capital	324,570,406	401,228,736
Deferred stock compensation	(6,392,177)	(4,281,670)
Retained earnings	198,376,294	203,693,824
Total stockholders' equity	516,770,461	600,896,966
Total liabilities and stockholders' equity	$1,612,578,813	$1,344,952,271

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31,	2005	2004	2003
Revenues	$1,254,805,671	$ 1,167,475,165	$1,105,755,057
Operating costs and expenses:			
Cost of revenues	333,027,693	326,108,007	321,783,377
Labor	377,215,289	337,633,530	323,284,399
Other operating expenses	311,647,878	282,411,954	271,270,870
General and administrative expenses	57,693,473	58,319,642	51,704,100
Depreciation and amortization	63,492,747	57,294,123	49,091,466
Asset impairment expense	–	1,708,654	13,144,365
Pre-opening expenses	4,772,425	5,203,518	8,650,178
Total operating costs and expenses	1,147,849,505	1,068,679,428	1,038,928,755
Operating income	106,956,166	98,795,737	66,826,302
Other expense (income):			
Interest expense, net	41,437,790	15,185,605	9,561,482
Other, net	95,196	13,543,626	1,462,450
	41,532,986	28,729,231	11,023,932
Income before income taxes	65,423,180	70,066,506	55,802,370
Provision for income taxes	20,608,144	3,544,778	10,888,517
Net income	$ 44,815,036	$ 66,521,728	$ 44,913,853
Earnings per share information:			
Basic			
Net income	$ 2.01	$ 2.46	$ 1.63
Weighted average number of common shares outstanding	22,300,000	27,000,000	27,600,000
Diluted			
Net income	$ 1.95	$ 2.39	$ 1.59
Weighted average number of common and common share equivalents outstanding	23,000,000	27,800,000	28,325,000

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Deferred Stock Compensation	Retained Earnings	Total
Balance, December 31, 2002	27,771,479	$ 277,715	$ 441,338,043	$ –	$121,790,044	$ 563,405,802
Net income	–	–	–	–	44,913,853	44,913,853
Dividends paid	–	–	–	–	(2,768,997)	(2,768,997)
Purchase of common stock held for treasury	(468,823)	(4,688)	(6,347,881)	–	(2,064,842)	(8,417,411)
Exercise of stock options and tax benefit	251,196	2,512	2,676,904	–	–	2,679,416
Issuance of restricted stock	100,000	1,000	1,949,000	(1,950,000)	–	–
Amortization of deferred compensation	–	–	–	81,250	–	81,250
Balance, December 31, 2003	27,653,852	276,539	439,616,066	(1,868,750)	161,870,058	599,893,913
Net income	–	–	–	–	66,521,728	66,521,728
Dividends paid	–	–	–	–	(4,783,404)	(4,783,404)
Purchase of common stock held for treasury	(2,291,800)	(22,918)	(42,843,341)	–	(19,914,558)	(62,780,817)
Exercise of stock options and tax benefit	145,521	1,455	1,612,011	–	–	1,613,466
Issuance of restricted stock	100,000	1,000	2,844,000	(2,845,000)	–	–
Amortization of deferred compensation	–	–	–	432,080	–	432,080
Balance, December 31, 2004	25,607,573	256,076	401,228,736	(4,281,670)	203,693,824	600,896,966
Net income	–	–	–	–	44,815,036	44,815,036
Dividends paid	–	–	–	–	(4,611,364)	(4,611,364)
Purchase of common stock held for treasury	(4,823,986)	(48,240)	(88,209,338)	–	(45,521,202)	(133,778,780)
Exercise of stock options and tax benefit	710,236	7,102	8,752,008	–	–	8,759,110
Issuance of restricted stock	100,000	1,000	2,799,000	(2,800,000)	–	–
Amortization of deferred compensation	–	–	–	689,493	–	689,493
Balance, December 31, 2005	21,593,823	$215,938	$ 324,570,406	$ (6,392,177)	$198,376,294	$ 516,770,461

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31,	2005	2004	2003
Cash flows from operating activities:			
Net income	$ 44,815,036	$ 66,521,728	$ 44,913,853
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	63,492,747	57,294,123	49,091,466
Asset impairment expense	–	1,708,654	13,144,365
Deferred tax provision (benefit)	9,698,299	(3,937,176)	10,621,027
Deferred rent and other charges (income), net	528,291	3,151,551	987,648
Financing prepayment expenses	–	16,649,009	–
Changes in assets and liabilities, net of acquisitions:			
(Increase) decrease in trade and other receivables	2,136,302	5,834,208	(3,342,672)
(Increase) decrease in inventories	(1,862,207)	(7,231,855)	(6,651,658)
(Increase) decrease in other assets	434,688	(4,377,660)	4,425,932
Increase (decrease) in accounts payable and accrued liabilities	31,812,862	(23,999,700)	10,745,609
Total adjustments	106,240,982	45,091,154	79,021,717
Net cash provided by operating activities	151,056,018	111,612,882	123,935,570
Cash flows from investing activities:			
Property and equipment additions and other	(118,487,055)	(110,670,371)	(163,376,622)
Proceeds from disposition of property and equipment	4,049,764	6,095,733	–
Business acquisitions, net of cash acquired	(135,487,498)	(12,930,565)	(27,035,893)
Net cash used in investing activities	(249,924,789)	(117,505,203)	(190,412,515)
Cash flows from financing activities:			
Purchases of common stock for treasury	(125,651,865)	(62,780,817)	(8,417,411)
Proceeds from exercise of stock options	451,775	1,349,771	1,826,816
(Payments) borrowings of debt and related expenses, net	(19,010,143)	(176,313,705)	(1,906,503)
Proceeds (payments) on credit facility, net	85,511,898	(122,000,000)	(49,000,000)
Financing proceeds, net	–	536,603,189	148,076,160
Dividends paid	(4,611,364)	(4,783,404)	(2,768,997)
Net cash (used in) provided by financing activities	(63,309,699)	172,075,034	87,810,065
Net increase (decrease) in cash and equivalents	(162,178,470)	166,182,713	21,333,120
Cash and cash equivalents at beginning of year	201,394,032	35,211,319	13,878,199
Cash and cash equivalents at end of year	$ 39,215,562	$ 201,394,032	$ 35,211,319
Supplemental disclosures of Cash flow information:			
Cash paid during the year for:			
Interest	$ 45,297,362	$ 15,988,418	$ 8,675,327
Income taxes	$ 4,838,396	$ 9,949,203	$ 5,698,821

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature Of Business and Summary of Significant Accounting Policies

Nature of Business

Landry's Restaurants, Inc. is a national, diversified restaurant, hospitality and entertainment company principally engaged in the ownership and operation of full service, casual dining restaurants, primarily under the names Landry's Seafood House, Joe's Crab Shack, The Crab House, Charley's Crab, The Chart House and Saltgrass Steak House. In addition, we own and operate domestic and license international rainforest themed restaurants under the trade name Rainforest Cafe.

On September 27, 2005, Landry's Gaming Inc., an unrestricted subsidiary of Landry's Restaurants, Inc., completed the acquisition of Golden Nugget, Inc. (GN, formerly Poster Financial Group, Inc.), owner of the Golden Nugget Hotels and Casinos in downtown Las Vegas and Laughlin, Nevada as further described in Note 2.

Principles of Consolidation

The accompanying financial statements include the consolidated accounts of Landry's Restaurants, Inc., a Delaware holding company and its wholly and majority owned subsidiaries and partnership.

Revenue Recognition

Restaurant and hospitality revenues are recognized when the goods and services are delivered. Casino revenue is the aggregate net difference between gaming wins and losses, with liabilities recognized for funds deposited by customers before gaming play occurs ("casino front money") and for chips in the customers possession ("outstanding chip liability"). Revenues are recognized net of certain sales incentives as well as accruals for the cost of points earned in point-loyalty programs. The retail value of accommodations, food and beverage, and other services furnished to hotel-casino guests without charge is deducted from revenue as promotional allowances. Proceeds from the sale of gift cards are deferred and recognized as revenue when redeemed by the holder.

Accounts Receivable

Accounts receivable is comprised primarily of amounts due from our credit card processor, receivables from national storage and distribution companies and at December 31, 2005, casino and hotel receivables. The receivables from national storage and distribution companies arise when certain of our inventory items are conveyed to these companies at cost (including freight and holding charges but without any general overhead costs). These conveyance transactions do not impact the consolidated statements of income as there is no profit recognition and no revenue or expenses are recognized in the financial statements since they are without economic substance other than drayage. We reacquire these items, although not obligated to, when subsequently delivered to the restaurants at cost plus the distribution company's contractual mark-up. Accounts receivable are reduced to reflect estimated fair values by an allowance for doubtful accounts based on historical collection experience and specific review of individual accounts. Receivables are written off when they are deemed to be uncollectible. Also included in accounts receivable is income tax receivables of $1.1 million and $4.6 million in 2005 and 2004, respectively.

Inventories

Inventories consist primarily of food and beverages used in restaurant operations and complementary retail goods and are recorded at the lower of cost or market value as determined by the average cost for food and beverages and by the retail method on the first-in, first-out basis for retail goods.

Inventories consist of the following:

December 31,	2005	2004
Food and beverage	$ 43,004,866	$ 41,676,925
Retail goods	16,712,054	13,327,228
	$ 59,716,920	$55,004,153

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major renewals and betterments are capitalized while maintenance and repairs are expensed as incurred.

We compute depreciation using the straight-line method. The estimated lives used in computing depreciation are generally as follows: buildings and improvements–5 to 40 years; furniture, fixtures and equipment–5 to 15 years; and leasehold improvements–shorter of 40 years or lease term, including extensions where such are reasonably assured of renewal.

Leasehold improvements are depreciated over the shorter of the estimated life of the asset or the lease term plus option periods where failure to renew results in economic penalty. Any contributions made by landlords or tenant allowances with economic value are recorded as a long-term liability and amortized as a reduction to rent expense over the life of the lease plus option periods where failure to renew results in economic penalty.

Interest is capitalized in connection with restaurant construction and development activities, and other real estate development projects. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life. During 2005, 2004 and 2003, we capitalized interest expense of approximately $1.6 million, $1.2 million and $2.1 million, respectively.

Our properties are reviewed for impairment on a property by property basis whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. The recoverability of properties that are to be held and used is measured by comparison of the estimated future undiscounted cash flows associated with the asset to the carrying amount of the asset. If such assets are considered to be impaired, an impairment charge is recorded in the amount by which the carrying amount of the assets exceeds their fair value. Properties to be disposed of are reported at the lower of their carrying amount or fair value, reduced for estimated disposal costs, and are included in other current assets.

Pre-Opening Costs

Pre-opening costs are expensed as incurred and include the direct and incremental costs incurred in connection wit the commencement of each restaurant's operations, which are substantially comprised of training-related costs.

Development Costs

Certain direct costs are capitalized in conjunction with site selection for planned future restaurants, acquiring restaura

properties and other real estate development projects. Direct and certain related indirect costs of the construction department, including rent and interest, are capitalized in conjunction with construction and development projects. These costs are included in property and equipment in the accompanying consolidated balance sheets and are amortized over the life of the related building and leasehold interest. Costs related to abandoned site selections, projects, and general site selection costs which cannot be identified with specific restaurants are expensed.

Advertising

Advertising costs are expensed as incurred during such year. Advertising expenses were $33.5 million, $29.6 million and $33.6 million in 2005, 2004 and 2003, respectively.

Goodwill and Other Intangible Assets

Goodwill and trademarks are not amortized, but instead tested for impairment at least annually. Other intangible assets are amortized over their expected useful life or the life of the related agreement.

Insurance

We maintain large deductible insurance policies related to property, general liability and workers' compensation coverage. Predetermined loss limits have been arranged with insurance companies to limit our per occurrence cash outlay. Accrued liabilities include the estimated costs to settle unpaid claims and estimated incurred but not reported claims using actuarial methodologies.

Financial Instruments

The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate the carrying amounts due to their short maturities. The fair value of our fixed rate long-term debt instruments are estimated based on quoted market prices, where available, or on the amount of future cash flows associated with each instrument, discounted using our current borrowing rate for comparable debt instruments. The estimated fair values of our long-term debt, including the current portions, are as follows:

December 31,	2005		2004	
	Carrying Value	**Fair Value**	Carrying Value	Fair Value
7.5% Senior Notes due December 2014	$ 400,000,000	$ 376,000,000	$ 400,000,000	$ 400,000,000
8.75% senior secured notes due December 2011	159,081,197	161,393,750	–	–
7.0% Seller note due November 2010	4,000,000	4,000,000	–	–
9.39% non-recourse note payable due May 2010	11,007,078	11,294,720	11,171,760	11,294,921
	$ 574,088,275	$ 552,688,470	$ 411,171,760	$ 411,294,921

Deferred Rent

Rent expense under operating leases is calculated using the straight-line method whereby an equal amount of rent expense is attributed to each period during the term of the lease, regardless of when actual payments are made. The lease term begins on the date we are obligated under the lease and includes option periods where failure to renew results in economic penalty. Generally, this results in rent expense in excess of cash payments during the early years of a lease and rent expense less than cash payments in the later years. The difference between rent expense recognized and actual rental payments is recorded as deferred rent and included in other long term liabilities.

We utilize interest rate swap agreements to manage our exposure to interest rate risk. Our interest rate swap agreements qualify as fair value hedges and are recorded at fair value. As such, the gains or losses on the swaps are offset by corresponding gains or losses on the related debt.

Earnings Per Share and Stock Option Accounting

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if contracts to issue common stock were exercised or converted into common stock. For purposes of this calculation, outstanding stock options and restricted stock grants are considered common stock equivalents using the treasury stock method, and are the only such equivalents outstanding.

A reconciliation of the amounts used to compute earnings per share is as follows:

Year Ended December 31,	2005	2004	2003
Net Income	$ 44,815,036	$ 66,521,728	$ 44,913,853
Weighted average common shares outstanding–basic	22,300,000	27,000,000	27,600,000
Dilutive common stock equivalents:			
Stock options	685,000	800,000	725,000
Restricted stock	15,000	–	–
Weighted average common and common share equivalents outstanding–diluted	23,000,000	27,800,000	28,325,000
Net income per share–basic	$ 2.01	$ 2.46	$ 1.63
Net income per share–diluted	$ 1.95	$ 2.39	$ 1.59

We follow the intrinsic value method of accounting for stock options, and as such do not record compensation expense related to grants where the exercise price is at or above our share price on the date of grant.

The table below illustrates the effect on net income and earnings per share if compensation costs had been determined using the fair value method prescribed by SFAS No. 123.

Year Ended December 31,	2005	2004	2003
Net income, as reported	$ 44,815,036	$ 66,521,728	$ 44,913,853
Less: stock based compensation expense using fair value method, net of related tax effects	(1,625,000)	(1,200,000)	(2,100,000)
Pro forma net income	$ 43,190,036	$ 65,321,728	$ 42,813,853
Earnings per share			
Basic, as reported	$ 2.01	$ 2.46	$ 1.63
Basic, pro forma	$ 1.94	$ 2.42	$ 1.55
Diluted, as reported	$ 1.95	$ 2.39	$ 1.59
Diluted, pro forma	$ 1.88	$ 2.35	$ 1.51

The fair value of each option grant in 2004 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: expected lives of 6 years, expected stock price volatility of approximately 40%, dividend yield of 0.7% and a risk-free interest rate of approximately 3.9%. The weighted average fair value per share of options granted during 2004 was $11.83. There were no stock options granted during 2005 and only 16,000 options were granted in 2003 which were not deemed material for the above calculations.

Cash Equivalents

We consider investments with a maturity of three months or less when purchased to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and services.

Recent Accounting Pronouncements

In November 2004, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 151, "Inventory Costs" which amended ARB 43. The statement clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials should be recognized as current period charges, effective for fiscal years beginning after June 15, 2005. Adoption of this standard is not expected to have a material impact on our consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, "Exchange of Non-Monetary Assets." This statement amends APB 29 to require certain non-monetary exchange transactions to be recorded on a carry over cost basis if future cash flows are not expected to change significantly. The statement is effective for fiscal periods beginning after June 15, 2005. Adoption of SFAS No. 153 is not expected to have a material impact on the Company's consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payments." This statement requires the expensing of stock options in the financial statements for periods no later than annual periods beginning after June 15, 2005. SFAS No. 123R requires companies to use either the modified-prospective or modified-retrospective transition method. We will implement the statement during the first quarter of 2006 using the modified-prospective transition method and we expect that the recognition requirements under SFAS No. 123 will be reasonably similar to the fair value results included in our pro forma disclosures assuming similar assumptions, stock prices and number of grants. Additional grants would increase compensation expense.

In March 2005, the SEC issued Staff Accounting Bulletin 107 (SAB 107) to simplify some of the implementation challenges of SFAS 123R. In particular, SAB 107 provides supplemental implementation guidance on SFAS 123R including guidance on valuation methods, classification of compensation expense, inventory capitalization of share-based compensation costs, income tax effects, disclosures in Management's Discussion and Analysis and several other issues. We will apply the principles of SAB 107 in conjunction with the adoption of SFAS 123R.

In May 2005, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 154, "Accounting Changes and Error Corrections," which replaces Accountin Principles Board (APB) No. 20, "Accounting Changes," and Statement of Financial Accounting Standards No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS 154 applies to all voluntary changes in accounting principle, and changes the requirements for accounting and reporting a change in accounting principles. FAS 154 requires retroactive application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable to do so. APB 20 previously required that most voluntary changes in accounting principle be recognized with a cumulative effec adjustment in net income of the period of the change. FAS 154 is effective for accounting changes made in annual periods beginning after December 15, 2005.

In October 2005, the FASB issued FASB Staff Position (FSP) 13-1 "Accounting for Rental Costs Incurred During a Construction Period." The FSP requires rental costs

associated with both ground and building operating leases that are incurred during a construction period be expensed on a straight line basis starting from the beginning of the lease term. The statement is effective for periods beginning after December 15, 2005. Adoption of FSP 13-1 is not expected to have a material impact on the Company's consolidated financial statements.

2. Acquisitions

On September 27, 2005, we completed the acquisition of 100 percent of the capital stock of GN, owner of the Golden Nugget Hotels and Casinos in downtown Las Vegas and Laughlin, Nevada, for approximately $163.0 million in cash, the assumption of $155.0 million of 8.75% Senior Secured Notes due 2011 and $27.0 million under an existing Senior Revolving Credit facility and the further assumption of certain working capital, including $27.5 million in cash. The results of GN's operations have been included in our consolidated financial statements since the acquisition date. The assets acquired and liabilities assumed are included in the accompanying balance sheet as of December 31, 2005 at estimated fair values as determined by third party appraisals and management estimates based on currently available information and preliminary plans for future operations. The allocation of purchase price is preliminary and is subject to revision based on the final determination of fair values. A summary of the assets acquired and liabilities assumed in the acquisition follows:

Current assets	$ 42,597,414
Property and equipment	319,770,221
Intangible assets	29,620,000
Other long-term assets	11,156,347
Total assets acquired	403,143,982
Current liabilities	(54,239,750)
Long-term debt	(185,904,232)
Total liabilities assumed or created	(240,143,982)
Net assets acquired	163,000,000
Less: Cash acquired	(27,512,502)
Net cash paid	$ 135,487,498

Acquired intangible assets include $26.2 million assigned to the trademark "Golden Nugget," which has been in use for more than 50 years and is one of the most recognizable names in the casino industry. Also included is $3.4 million assigned to customer lists underlying the slot player clubs at each of the casinos. There was no goodwill recorded in connection with the transaction.

As a result of the acquisition, we have recorded direct acquisition costs for the estimated incremental costs to rationalize activities at the two locations and for associated employee contract terminations and severance costs. Accounting principles generally accepted in the United States, provide that these direct acquisition expenses, which are not associated with the generation of future revenues and have no future economic benefit, be reflected as assumed liabilities in the allocation of the purchase price. The acquisition liabilities included in the purchase price allocation aggregate approximately $4.9 million.

The following unaudited pro forma financial information presents the consolidated results of operations as if the acquisition occurred on January 1, 2005, after including certain pro forma adjustments for interest expense, depreciation and amortization, and income taxes.

Year Ended December 31,	**2005**	2004
Revenue	$1,441,586,485	$1,424,936,787
Net income	$ 43,588,282	$ 62,186,411
Basic earnings per share	$ 1.95	$ 2.30
Diluted earnings per share	$ 1.90	$ 2.24

The pro forma financial information is not necessarily indicative of the combined results of operations had the transaction occurred on January 1, 2005 or the results of operations that may be obtained in the future.

During 2003, we made several individual property acquisitions that aggregated $27.0 million, plus $11.4 million of assumed debt, and included $5.1 million in goodwill.

3. Property and Equipment and Other Assets

Property and equipment is comprised of the following:

December 31,	**2005**	2004
Land	$ 304,029,054	$ 178,365,122
Buildings and improvements	476,878,646	272,152,965
Furniture, fixtures and equipment	334,459,193	273,446,996
Leasehold improvements	563,172,902	545,402,565
Construction in progress	33,975,852	16,209,718
	1,712,515,647	1,285,577,366
Less–accumulated depreciation	(332,256,963)	(278,280,430)
Property and equipment, net	$1,380,258,684	$1,007,296,936

We continually evaluate unfavorable cash flows, if any, related to underperforming restaurants. Periodically it is concluded that certain properties have become impaired based on the existing and anticipated future economic outlook for such properties in their respective market areas. We recorded asset impairment depreciation charges of approximately $1.7 million and $13.1 million in 2004 and 2003, respectively, representing the difference between the estimated fair value and carrying value for those restaurant properties. The impairment in 2004 related to one under performing unit and the 2003 impairment related to six underperforming and three closed restaurants.

These impairment charges resulted from sales declines, deterioration in the specific restaurant's profitability, perceived continued deterioration of the market area and/or specific location, and management's lowered outlook for further opportunity and/or improvement in forecasted sales and profitability trends for such specific property. Assets that were impaired are primarily leasehold improvements and to a lesser extent equipment. The following is a summary of related charges:

Year Ended December 31,	**2005**	2004	2003
Asset Impairment	$ –	$1,700,000	$13,100,000
Accrued Estimated Lease Termination Payments	$ –	$ –	$ 1,300,000
	$ –	$1,700,000	$14,400,000

We consider the asset impairment expense as additional depreciation and amortization, although shown as a separate line item in the Consolidated Statements of Income. Estimated fair values of impaired properties are based on comparable valuations, cash flows and management judgement.

Other current assets are comprised of the following:

December 31,	2005	2004
Prepaid expenses	$ 5,847,792	$ 4,673,319
Assets held for sale (expected to be sold within one year)	$ 2,941,507	$ 5,390,648
Deposits	$ 3,979,312	$ 1,566,560
	$12,768,611	$11,630,527

Other expense (income) for 2005 is not material. Other expense (income) for 2004 is primarily make whole payments and related fees aggregating $14.6 million associated with the pre-payment of our $150.0 million in senior notes and Former Bank Credit Facility offset by $1.1 million in business interruption recoveries related to storm damage. Other expense (income) for 2003 is primarily expenses related to abandoned development projects.

4. Accrued Liabilities

Accrued liabilities are comprised of the following:

	2005	2004
Payroll and related costs	$ 27,174,355	$ 16,468,491
Rent and insurance	30,112,058	25,753,353
Taxes, other than payroll and income taxes	22,250,385	19,064,713
Deferred revenue (gift cards and certificates)	15,308,080	12,751,757
Accrued interest	2,805,847	507,532
Casino deposits, outstanding chips and other gaming	9,851,072	–
Other	15,596,694	10,409,642
	$123,098,491	$ 84,955,488

5. Debt

In connection with the acquisition of GN, one of our unrestricted subsidiaries assumed $155.0 million in 8.75% senior secured notes due December 2011 with a fair value of $159.3 million. The notes pay interest on a semi-annual basis in June and December. The notes are guaranteed, jointly and severally, by all of GN's current and future restricted subsidiaries on a senior secured basis. The notes are collateralized by a pledge of capital stock of GN's future restricted subsidiaries and a security interest in substantially all of GN's and the guarantors' current and future assets that is junior to the security interest granted to the lenders under GN's senior revolving credit facility. We are filing the results of operations of GN in a separate report on Form 10-K in order to comply with the reporting requirements set forth in the indenture governing these notes.

Also, as a result of the acquisition of GN, we assumed $27.0 million in debt under a $43.0 million bank senior secured revolving credit facility. The revolving credit facility bears interest at Libor or at bank's base rate plus a financing spread, 2.0% for Libor and 1.0% for base rate borrowings at December 31, 2005 and matures in January 2009. The financing spread and commitment fee increase or decrease based on a financial leverage ratio as defined in the credit agreement. As of December 31, 2005, $2.5 million in letters of credit were outstanding with $18.5 million of available borrowing capacity.

The GN debt agreements contain various restrictive covenants including minimum EBITDA, fixed charge and financial leverage ratios, limitations on capital expenditures, and other restricted payments as defined in the agreements. As of December 31, 2005, GN was in compliance with all such covenants. In December 2004, we entered into a $450.0 million "Bank Credit Facility" and "Term Loan" consisting of a $300.0 million revolving credit facility and a $150.0 million term loan. The revolving credit facility matures in December 2009 and bears interest at Libor or the bank's base rate plus a financing spread, 1.50% for Libor and 0.50% for base rate borrowings at December 31, 2005. In addition, the revolving credit facility requires a commitment fee on the unfunded portion. The financing spread and commitment fee increases or decreases based on a financial leverage ratio as defined in the credit agreement. The term loan matures in December 2010 and, at December 31, 2005, bears interest at Libor plus 1.75% or the bank's base rate plus 0.75%. Quarterly principal payments of $375,000 are due through December 2009 with the remaining balance payable in equal quarterly installments of $35,625,000 in 2010. We and certain of our guarantor subsidiaries granted liens on substantially all real and personal property as security under the Bank Credit Facility and Term Loan. As of December 31, 2005 our average interest rate or floating-rate debt was 6.3%, we had approximately $10.1 million in letters of credit outstanding and available borrowing capacity of $215.9 million.

Concurrently, we issued $400.0 million in 7.5% senior notes through a private placement which are due in December 2014. The notes are general unsecured obligations and require semi-annual interest payments in June and December. On June 16, 2005, we completed an exchange offering whereby substantially all of the senior notes issued under the private placement were exchanged for senior notes registered under the Securities Act of 1933.

Net proceeds from the $450.0 million Bank Credit Facility and Term Loan and $400 million in 7.5% senior notes totale $536.6 million and were used to repay all outstanding liabilities under the Former Bank Credit Facility and $150 million in senior notes. These debt repayments resulted in a pre-tax charge of $16.6 million in the fourth quarter of 2004.

In connection with the 7.5% senior notes, we entered into two interest swap agreements with the objective of managing our exposure to interest rate risk and lowering interest expense. The first agreement was effective December 28, 2004, maturing in December 2014, for a notional amount of $50.0 million and interest at Libor plus 2.38%. The second agreement was effective March 10, 2005, also maturing December 2014, for a notional amount of $50.0 million and interest at Libor plus 2.34%. Our interest rate swap agreements qualify as fair value hedges and meet the criteria for the "short cut method" under SFAS No. 133, "Accounting for Derivative Instrument and Hedging Activities." The aggregate estimated fair value of these swaps at December 31, 2005 was a liability of $1.1 million, which is included in other liabilities with an offsetting adjustment to the carrying value of the debt on our consolidated balance sheet.

Our debt agreements contain various restrictive covenant including minimum fixed charge, net worth, and financial leverage ratios as well as limitations on dividend payments capital expenditures and other restricted payments as defined in the agreements. At December 31, 2005, we were in compliance with all such covenants.

We assumed an $11.4 million, 9.39% non-recourse, long-term mortgage note payable, due May 2010, in connection with an asset purchase in March 2003. Principal and intere payments aggregate $102,000 monthly.

Principal payments for all long-term debt aggregate $1,852,000 in 2006, $1,883,000 in 2007, $1,762,000 in 2008, $97,740,000 in 2009, $156,671,000 in 2010 and $555,000,000 thereafter.

Long-term debt is comprised of the following:

ecember 31,	2005	2004
$300.0 million Bank Syndicate Credit Facility, Libor + 1.50% interest only, due December 2009	$ 74,000,000	$ –
$150.0 million Term loan facility, Libor + 1.75%, interest paid quarterly, $375,000 principal paid quarterly, due December 2010	148,500,000	150,000,000
$400.0 million Senior Notes, 7.5% interest only, due December 2014	400,000,000	400,000,000
Non-recourse long-term note payable, 9.39% interest, principal and interest aggregate $101,762 monthly, due May 2010	11,007,078	11,171,760
Other long-term notes payable with various interest rates, principal and interest paid monthly	399,004	163,057
$155.0 million GN senior secured notes, 8.75% interest only, due December 2011	159,081,197	–
$43.0 million GN senior secured revolving credit facility, Libor + 2.0%, interest only, due January 2009	22,001,719	–
$4.0 million seller note, 7.0%, interest paid monthly, due November 2010	4,000,000	–
Interest rate swap	(1,093,458)	(89,229)
Total debt	817,895,540	561,245,588
Less current portion	(1,851,741)	(1,700,496)
Long-term portion	$ 816,043,799	$ 559,545,092

Stockholders' Equity

In connection with our stock buy back programs, we epurchased into treasury approximately 4,824,000, ,292,000, and 469,000 shares of common stock for pproximately $133.8 million, $62.8 million and $8.4 nillion in 2005, 2004 and 2003, respectively. Cumulative epurchases as of December 31, 2005 were 17.6 million hares at a cost of approximately $290.5 million

Commencing in 2000, we began to pay an annual 0.10 per share dividend, declared and paid in quarterly nstallments of $0.025 per share. In April 2004, this was ncreased to $0.20 per share, paid in quarterly installments f $0.05 per share.

We maintain two stock option plans, which were originally dopted in 1993, (the Stock Option Plans), as amended, ursuant to which options may be granted to our eligible mployees and non-employee directors for the purchase f an aggregate of 2,750,000 shares of our common tock. The Stock Option Plans are administered by the ompensation Committee of the Board of Directors (the ommittee), which determines at its discretion, the number f shares subject to each option granted and the related urchase price, vesting and option periods. The Committee nay grant either non-qualified stock options or incentive tock options, as defined by the Internal Revenue Code of 986, as amended.

We also maintain the 1995 Flexible Incentive Plan, which as adopted in 1995, (Flex Plan), as amended, for our ey employees. Under the Flex Plan eligible employees nay receive stock options, stock appreciation rights, estricted stock, performance awards, performance stock nd other awards, as defined by the Board of Directors or ne Compensation Committee. The aggregate number of hares of common stock which may be issued under the lex Plan (or with respect to which awards may be granted) nay not exceed 2,000,000 shares.

In March 2003, we established the 2002 Employee/Rainforest Conversion Plan pursuant to which stock options may be granted to employees, non-employee directors and consultants for up to an aggregate of 2,162,500 shares of common stock. The Compensation Committee of the Board of Directors determines the number of shares, prices and vesting schedule of individual grants.

In June 2003, we established an Equity Incentive Plan pursuant to which stock options or restricted stock may be granted to eligible employees for an aggregate of 700,000 shares. The Compensation Committee of the Board of Directors determines the number of shares, prices, and vesting schedule of individual grants. In addition, we will issue pursuant to an employment agreement, over its five year term, 500,000 shares of restricted stock, with a 10 year vest from grant date, and a minimum of 800,000 stock options. In August 2004, 100,000 restricted common shares were issued subject to vesting on the tenth anniversary. In February 2005, an additional 100,000 restricted common shares were issued with similar vesting terms. In February 2006, an additional 100,000 restricted common shares were also issued with similar vesting terms. The unamortized balance of non-vested restricted common stock grants is reflected as deferred compensation included in stockholders' equity and the related expense is amortized over the vesting periods.

In connection with the acquisition of Rainforest Cafe, we issued approximately 500,000 vested stock options to employees of Rainforest Cafe as replacement for existing options outstanding at the date of the merger. The fair value of these options was included in the purchase price of Rainforest Cafe.

At December 31, 2005, options for 1,897,252 shares were outstanding at prices ranging from $6.00 to $27.50 per share. As of December 31, 2005, all options have been granted at the stock price on the grant date and are generally exercisable beginning one year from the date of grant with annual vesting periods over three to five years.

The following table provides certain information with respect to stock options outstanding as of December 31:

	2005		2004		2003	
	Shares	**Average Exercise Price**	Shares	Average Exercise Price	Shares	Averag Exercis Pric
Options outstanding beginning of year	2,638,323	$ 15.12	2,410,874	$ 11.97	2,694,470	$ 11.5
Granted	–	–	501,500	$ 27.50	16,000	$ 20.2
Exercised	(710,236)	$ 12.11	(169,851)	$ 10.30	(251,196)	$ 7.2
Terminated	(30,835)	$ 16.29	(104,200)	$ 11.69	(48,400)	$ 14.3
Options outstanding end of year	1,897,252	$ 16.22	2,638,323	$ 15.12	2,410,874	$ 11.9
Options exercisable end of year	1,356,852	$ 13.44	1,843,114	$ 12.04	1,902,274	$ 11.8

The following table provides certain information with respect to stock options outstanding as of December 31, 2005:

Range of Exercise Price	Stock Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Life Outstanding
< $9.00	688,682	$ 7.73	4.5
$9.00–$13.50	164,996	$ 13.53	1.7
$13.51–$20.25	519,949	$ 17.19	6.6
> $20.25	523,625	$ 27.26	8.3
	1,897,252	$ 16.22	5.9

7. Income Taxes

An analysis of the provision for income taxes for the years ended December 31, 2005, 2004, and 2003 is as follows:

Year Ended December 31,	**2005**	2004	2003
Tax provision:			
Current income taxes	$10,909,845	$7,481,954	$ 267,490
Deferred income taxes	$ 9,698,299	(3,937,176)	10,621,027
Total provision	$20,608,144	$3,544,778	$10,888,517

Our effective tax rate, for the years ended December 31, 2005, 2004, and 2003, differs from the federal statutory rate as follows:

	2005	2004	2003
Statutory rate	35.0%	35.0%	35.0%
FICA tax credit	(9.8)	(8.2)	(9.3)
State income tax, net of federal tax benefit	4.5	2.5	3.7
Recognition of tax carryforward assets and other tax attributes	(0.8)	(26.4)	(11.3)
Other	2.6	2.2	1.4
	31.5%	5.1%	19.5%

Deferred income tax assets and liabilities as of December 31 are comprised of the following:

	2005	2004
Deferred Income Taxes:		
Current assets– accruals and other	$ 12,764,000	$ 10,859,000
Non-current assets:		
AMT credit, FICA credit carryforwards, and other	$ 32,870,000	$ 32,488,000
Net operating loss carryforwards	27,777,000	28,317,000
Deferred rent and unfavorable leases	8,123,000	8,543,000
Valuation allowance for NOL and credit carryforwards	(8,713,000)	(7,220,000)
Non-current deferred tax asset	60,057,000	62,128,000
Non-current liabilities– property and other	(81,693,000)	(75,471,000)
Net non-current tax asset (liability)	$ (21,636,000)	$(13,343,000)
Total net deferred tax asset (liability)	$ (8,872,000)	$ (2,484,000)

At December 31, 2005 and 2004, we had operating loss carryovers for Federal Income Tax purposes of $75.2 millic and $76.3 million, respectively, which expire in 2018 throug 2025. These operating loss carryovers, credits, and certain other deductible temporary differences, are related to the acquisitions of Rainforest Cafe and Saltgrass Steak House and their utilization is subject to Section 382 limits. Becaus of these limitations, we established a valuation allowance against a portion of these deferred tax assets to the extent it was more likely than not that these tax benefits will not be realized. In 2005 and 2004, there was a reduction of the valuation allowance and deferred tax liabilities aggregating $1.1 million and $18.5 million, respectively. The valuation allowance and certain deferred tax liabilities were reduced for the following reasons: NOL utilizations; the strength of the 2004 earnings; our future forecasted taxable income profitability; the completion of a successful integration of Rainforest Cafe from a stand-alone loss entity to a profitable wholly-owned subsidiary of the Company; the approaching end-specific recognition limitations (i.e. built-ir loss limitations) on allowable deductions; and the closing c audits with favorable results. Management believes that the combination of the above factors indicates that a portion c the deferred tax assets previously reserved will more likely than not be realized.

The 2005 state rate increased over prior year due to certain state income tax filing positions. This increase in the state rate was partially offset by a reduction in our overall state effective tax rate realized primarily due to the acquisition of GN in Nevada, a jurisdiction with no income tax. We are currently being audited by several states with regard to state income and franchise tax for periods prior to 2005.

At December 31, 2005 and 2004, we have general business tax credit carryovers and minimum tax credit carryovers of $28.0 million and $31.0 million, respectively. The general business carryover includes $1.5 million from Saltgrass Steak House, which is fully reserved. The genera business credit carryovers expire in 2012 through 2025, while the minimum tax credit carryovers have no expiratio date. The use of these credits is limited if we are subject tc the alternative minimum tax. We believe it is more likely tha not that we will generate sufficient income in future years t utilize the non-reserved credits.

The Internal Revenue Service (IRS) has examined our Federal Income Tax Returns and certain pre-acquisition returns for Rainforest Cafe for years 1997 through 2001. In 2004, these examinations were completed and closed without adjustment. The IRS has examined the Federal Income Tax Return of a 2001 pre-acquisition return

or Saltgrass Steak House. The examination has been completed and closed with no material adjustment.

8. Commitments and Contingencies

Lease Commitments

We have entered into lease commitments for restaurant facilities as well as certain fixtures, equipment and leasehold improvements. Under most of the facility lease agreements, we pays taxes, insurance and maintenance costs in addition to the rent payments. Certain facility leases also provide for additional contingent rentals based on a percentage of sales in excess of a minimum amount. Rental expense under operating leases was approximately $57.5 million, $56.4 million and $55.2 million, during the years ended December 31, 2005, 2004, and 2003, respectively. Percentage rent included in rent expense was $13.8 million, $13.6 million, and $12.3 million, for 2005, 2004 and 2003, respectively.

In 2004, we entered into an aggregate $25.5 million equipment operating lease agreement replacing two existing agreements and including additional equipment. The lease expires in 2014. We guarantee a minimum residual value related to the equipment of approximately 66% of the total amount funded under the agreement. We may purchase the leased equipment throughout the lease term for an amount equal to the unamortized lease balance. We believe that the equipment's fair value is sufficient such that no amounts will be due under the residual value guarantee.

In connection with substantially all of the Rainforest Cafe leases, amounts are provided for unfavorable leases, rent abatements, and scheduled increases in rent. Such amounts are recorded as other long-term liabilities in our consolidated balance sheets, and amortized or accrued as an adjustment to rent expense, included in other restaurant operating expenses, on a straight-line basis over the lease term, including options where failure to exercise such options would result in economic penalty.

The aggregate amounts of minimum operating lease commitments maturing in each of the five years and thereafter subsequent to December 31, 2005 are as follows:

2006	$ 47,758,691
2007	46,172,751
2008	40,814,345
2009	37,320,509
2010	34,190,353
Thereafter	290,208,754
Total minimum rentals	$496,465,403

Building Commitments

As of December 31, 2005, we had future development, land purchases and construction commitments expected to be expended within the next twelve months of approximately $21.6 million, including completion of construction of certain new restaurants. In addition, we have committed $4.9 million through 2006 for the renovation of the Tower of the Americas in San Antonio, Texas which we will operate for at least the next 15 years.

In connection with our purchase of an 80% interest in the restaurant concept T-Rex in February 2006, we have committed to spend an estimated $48.0 million during 2006, 2007 and 2008 to complete one T-Rex restaurant in Kansas City, Kansas, construct one T-Rex restaurant as well as an Asian themed restaurant in Walt Disney World Florida theme parks and construct an additional T-Rex restaurant in the northeast.

In 2003, we purchased the Flagship Hotel and Pier from the City of Galveston, Texas, subject to an existing lease. Under this agreement, we have committed to spend an additional $15.0 million to transform the hotel and pier into a 19th century style Inn and entertainment complex complete with rides and carnival type games. The property is currently occupied by a tenant and renovations are not expected to begin until 2009.

During November 2003, we purchased two casual Italian restaurants. Under the purchase agreement, we are committed to building an additional four casual Italian restaurants by the end of 2008, or make certain payments in lieu of development. In conjunction with the agreement to develop additional restaurants, the seller agrees to provide consulting services to ensure the consistency and the quality of the food and service are maintained through this expansion period.

Employee Benefits and Other

We sponsor qualified defined contribution retirement plans (401(k) Plan) covering eligible salaried employees. The 401(k) Plans allow eligible employees to contribute, subject to Internal Revenue Service limitations on total annual contributions, up to 100% of their base compensation as defined in the 401(k) Plans, to various investment funds. We match in cash at a discretionary rate which totalled $.3 million in 2005. Employee contributions vest immediately while our contributions vest 20% annually beginning in the participant's second year of eligibility for restaurant and hospitality employees and in the participant's first year of eligibility for casino employees.

We also initiated non-qualified defined contribution retirement plans (the "Plans") covering certain management employees. The Plans allow eligible employees to defer receipt of their base compensation and of their eligible bonuses, as defined in the Plans. We match in cash at a discretionary rate which totalled $.3 million in 2005. Employee contributions vest immediately while our contributions vest 20% annually. We established a Rabbi Trust to fund the Plan's obligation for the restaurant and hospitality employees. The market value of the trust assets is included in other assets, and the liability to the Plans' participants is included in other liabilities.

Our casino employees at the Golden Nugget in Las Vegas, Nevada that are members of various unions are covered by union-sponsored, collective bargained, multi-employer health and welfare and defined benefit pension plans. We recorded an expense of $2.2 million for our obligation to these plans since the September 27, 2005 acquisition date of GN (Note 2). The plans' sponsors have not provided sufficient information to permit us to determine its share of unfunded vested benefits, if any. However, based on available information, we do not believe that unfunded amounts attributable to our casino operations are material.

We are self-insured for most health care benefits for our non-union casino employees. The liability for claims filed and estimates of claims incurred but not reported is included in "accrued liabilities" in the accompanying consolidated balance sheet as of December 31, 2005.

In connection with the Galveston Convention Center Management Contract, we agreed to fund operating losses, if any, subject to certain rights of reimbursement. Under the agreements, we have the right to one-half of any profits generated by the operation of the Convention Center.

Litigation and Claims

One February 18, 2005, and subsequently amended, a purported class action lawsuit against Rainforest Cafe, Inc. was filed in the Superior Court of California in San Bernardino by Michael D. Harrison, et. al. Subsequently, on September 20, 2005, another purported class action lawsuit against Rainforest Cafe, Inc. was filed in the Superior Court of California in Los Angeles by Dustin Steele, et. al. On January 26, 2006, both lawsuits were consolidated into one action by the state Superior Court in San Bernardino. The lawsuits allege that Rainforest Cafe violated wage and hour laws, including not providing meal and rest breaks, uniform violations and failure to pay overtime. The Plaintiffs seek to recover damages, including unpaid wages, reimbursement for uniform expenses and penalties imposed by state law. The Company denies Plaintiff's claims and intends to vigorously defend this matter.

We are subject to legal proceedings and claims that arise in the ordinary course of business. Management does not believe that the outcome of any of these matters will have a material adverse effect on our financial position, results of operations or cash flows.

9. Segment Information

Our operating segments are aggregated into reportable business segments based primarily on the similarity of their economic characteristics, products, services, and delivery methods. Following the acquisition of the Golden Nugget Hotels and Casinos on September 27, 2005 (Note 2), it was determined that we operate two reportable business segments as follows:

Restaurant and Hospitality

Our restaurants operate primarily under the names of Joe's Crab Shack, Rainforest Cafe, Saltgrass Steak House Landry's Seafood House, The Crab House, Charley's Crab and The Chart House. As of December 31, 2005, we owned and operated 311 full-service and limited-service restaurants in 35 states and were the second largest full-service seafood restaurant operator in the United States. W are also engaged in the ownership and operation of select hospitality and entertainment businesses that complement our restaurant operations and provide our customers with unique dining, leisure and entertainment experiences.

Gaming

We operate the Golden Nugget Hotels and Casinos in Las Vegas and Laughlin, Nevada. These locations emphasize the creation of the best possible gaming and entertainment experience for their customers by providing a combination of comfortable and attractive surroundings. This is accomplished through luxury rooms and amenities coupled with competitive gaming tables and superior player rewards programs.

The accounting policies of the segments are the same as described in Note 1. We evaluate segment performance based on unit level profit, which excludes general and administrative expense, depreciation expense, net interest expense and other non-operating income or expense. Financial information by reportable business segment is as follows:

	2005	2004	2003
Revenue:			
Restaurant and Hospitality	$1,189,164,944	$1,167,475,165	$1,105,755,057
Gaming	65,640,727	–	–
Consolidated revenue	$1,254,805,671	$1,167,475,165	$1,105,755,057
Unit level profit:			
Restaurant and Hospitality	$ 221,099,886	$ 221,321,674	$ 189,416,411
Gaming	11,814,925	–	–
Total unit level profit	$ 232,914,811	$ 221,321,674	$ 189,416,411
Depreciation, amortization and impairment:			
Restaurant and Hospitality	$ 60,737,897	$ 59,002,777	$ 62,235,831
Gaming	2,754,850	–	–
	$ 63,492,747	$ 59,002,777	$ 62,235,831
Segment assets:			
Restaurant and Hospitality	$1,018,786,122	$ 977,299,092	$ 939,427,297
Gaming	399,255,216	–	–
Corporate and other (1)	194,537,475	367,653,179	165,456,188
	$1,612,578,813	$1,344,952,271	$1,104,883,485
Capital expenditures:			
Restaurant and Hospitality	85,033,748	105,331,189	140,837,348
Gaming	11,391,309	–	–
Corporate and other	22,061,998	5,339,182	22,539,274
	118,487,055	110,670,371	163,376,622
Income before taxes:			
Unit level profit	$ 232,914,811	$ 221,321,674	$ 189,416,411
Depreciation, amortization and impairment	63,492,747	59,002,777	62,235,831
General and administrative	62,465,898	63,523,160	60,354,278
Interest expense, net	41,437,790	15,185,605	9,561,482
Other expenses (income)	95,196	13,543,626	1,462,450
Consolidated income before taxes	$ 65,423,180	$ 70,066,506	$ 55,802,370

(1) Includes intersegment eliminations

BALANCE SHEET DECEMBER 31, 2005

10. Supplemental Guarantor Information

In December 2004, we issued, in a private offering, $400.0 million of 7.5% senior notes due in 2014 (see "Debt"). In June 2005, substantially all of these notes were exchanged for substantially identical notes in an exchange offer registered under the Securities Act of 1933. These notes are fully and unconditionally guaranteed by us and certain of our subsidiaries, "Guarantor Subsidiaries."

The following condensed consolidating financial statements present separately the financial position, results of operations and cash flows of our Guarantor Subsidiaries and Non-guarantor Subsidiaries on a combined basis with eliminating entries.

	Parent	Guarantor	Non-guarantor Subsidiaries	Eliminations	Consolidated Equity
Assets					
Current assets:					
Cash and cash equivalents	$ 3,655,367	$ 10,372,914	$ 25,187,281	$ –	$ 39,215,562
Accounts receivable–trade and other, net	7,339,839	9,334,310	5,299,079	–	21,973,228
Inventories	38,668,993	17,346,920	3,701,007	–	59,716,920
Deferred taxes	12,763,948	–	–	–	12,763,948
Other current assets	1,384,892	3,704,169	7,679,550	–	12,768,611
Total current assets	63,813,039	40,758,313	41,866,917	–	146,438,269
Property and equipment, net	74,902,018	902,795,708	402,560,958	–	1,380,258,684
Goodwill and trademarks	1,968,604	18,527,547	26,220,000	–	46,716,151
Investment in and advances to subsidiaries	1,077,872,314	(515,463,662)	(236,587,317)	(325,821,335)	–
Other intangible assets, net	–	148,195	3,311,222	–	3,459,417
Other assets, net	22,274,045	1,963,384	11,468,863	–	35,706,292
Total assets	$1,240,830,020	$ 448,729,485	$ 248,840,643	$ (325,821,335)	$ 1,612,578,813
Liabilities and stockholders' equity					
Current liabilities:					
Accounts payable	$ 48,264,012	$ 31,848,310	$ 10,376,868	$ –	$ 90,489,190
Accrued liabilities	15,240,460	74,142,174	33,715,857	–	123,098,491
Income taxes payable	3,294,035	–	1,766,850	–	5,060,885
Current portion of long-term notes and other obligation	1,538,930	–	312,811	–	1,851,741
Total current liabilities	68,337,437	105,990,484	46,172,386	–	220,500,307
Long-term notes, net of current portion	619,994,855	–	196,048,944	–	816,043,799
Deferred taxes	21,635,903	–	–	–	21,635,903
Other liabilities	14,091,364	21,858,169	1,678,810	–	37,628,343
Total liabilities	724,059,559	127,848,653	243,900,140	–	1,095,808,352
Commitments and contingencies:					
Total stockholders' equity	516,770,461	320,880,832	4,940,503	(325,821,335)	516,770,461
Total liabilities and stockholders' equity	$1,240,830,020	$ 448,729,485	$ 248,840,643	$ (325,821,335)	$ 1,612,578,813

Condensed Consolidating Financial Statements

BALANCE SHEET DECEMBER 31, 2004

	Parent	Guarantor	Non-guarantor Subsidiaries	Eliminations	Consolidated Equity
Assets					
Current assets:					
Cash and cash equivalents	$ 192,679,301	$ 5,923,478	$ 2,791,253	$ –	$ 201,394,032
Accounts receivable–trade and other, net	10,256,627	8,114,520	224,384	–	18,595,531
Inventories	37,824,160	16,878,980	301,013	–	55,004,153
Deferred taxes	10,859,160	–	–	–	10,859,160
Other current assets	2,855,754	3,329,122	5,445,651	–	11,630,527
Total current assets	254,475,002	34,246,100	8,762,301	–	297,483,403
Property and equipment, net	73,767,370	887,811,651	45,717,915	–	1,007,296,936
Goodwill and trademarks	1,697,750	18,527,547	–	–	20,225,297
Investment in and advances to subsidiaries	864,745,965	(610,127,864)	(40,284,199)	(214,333,902)	–
Other intangible assets, net	–	216,806	–	–	216,806
Other assets, net	17,538,832	2,190,997	–	–	19,729,829
Total assets	$ 1,212,224,919	$ 332,865,237	$ 14,196,017	$ (214,333,902)	$ 1,344,952,271
Liabilities and stockholders' equity					
Current liabilities:					
Accounts payable	$ 23,160,088	$ 24,544,797	$ 636,433	$ –	$ 48,341,318
Accrued liabilities	12,925,743	70,441,426	1,588,319	–	84,955,488
Income taxes payable	971,175	–	–	–	971,175
Current portion of long-term notes and other obligation	1,535,814	–	164,682	–	1,700,496
Total current liabilities	38,592,820	94,986,223	2,389,434	–	135,968,477
Long-term notes, net of current portion	548,538,015	–	11,007,077	–	559,545,092
Deferred taxes	13,343,631	–	–	–	13,343,631
Other liabilities	10,853,487	24,344,618	–	–	35,198,105
Total liabilities	611,327,953	119,330,841	13,396,511	–	744,055,305
Commitments and contingencies:					
Total stockholders' equity	600,896,966	213,534,396	799,506	(214,333,902)	600,896,966
Total liabilities and stockholders' equity	$ 1,212,224,919	$ 332,865,237	$ 14,196,017	$ (214,333,902)	$ 1,344,952,271

INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2005

	Parent	Guarantor	Non-guarantor Subsidiaries	Eliminations	Consolidated Equity
Revenues	$ 4,703,194	$ 1,155,158,002	$ 94,944,475	$ –	$ 1,254,805,671
Operating costs and Expenses:					
Cost of revenues	–	322,306,751	10,720,942	–	333,027,693
Labor	–	340,091,882	37,123,407	–	377,215,289
Other operating expenses	2,875,014	277,459,378	31,313,486	–	311,647,878
General and administrative expenses	57,693,473	–	–	–	57,693,473
Depreciation and amortization	3,224,100	56,532,940	3,735,707	–	63,492,747
Asset impairment expense	–	–	–	–	–
Pre-opening expenses	–	4,089,683	682,742	–	4,772,425
Total operating costs and expenses	63,792,587	1,000,480,634	83,576,284	–	1,147,849,505
Operating income	(59,089,393)	154,677,368	11,368,191	–	106,956,166
Other expenses (income):					
Interest expense, net	36,568,825	–	4,868,965	–	41,437,790
Other, net	58,421	124,135	(87,360)	–	95,196
	36,627,246	124,135	4,781,605	–	41,532,986
Income (loss) before income taxes	(95,716,639)	154,553,233	6,586,586	–	65,423,180
Provision (benefit) for income taxes	(29,044,243)	47,880,392	1,771,995	–	20,608,144
Equity in earnings of subsidiaries	111,487,432	–	–	(111,487,432)	–
Net income	$ 44,815,036	$ 106,672,841	$ 4,814,591	$ (111,487,432)	$ 44,815,036

INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2004

	Parent	Guarantor	Non-guarantor Subsidiaries	Eliminations	Consolidated Equity
Revenues	$ 3,548,026	$ 1,143,113,243	$ 20,813,896	$ –	$ 1,167,475,165
Operating costs and Expenses:					
Cost of revenues	–	321,120,939	4,987,068	–	326,108,007
Labor	–	331,204,729	6,428,801	–	337,633,530
Other operating expenses	2,218,765	272,634,068	7,559,121	–	282,411,954
General and administrative expenses	58,319,642	–	–	–	58,319,642
Depreciation and amortization	3,162,150	53,635,891	496,082	–	57,294,123
Asset impairment expense	–	1,708,654	–	–	1,708,654
Pre-opening expenses	–	5,203,518	–	–	5,203,518
Total operating costs and expenses	63,700,557	985,507,799	19,471,072	–	1,068,679,428
Operating income	(60,152,531)	157,605,444	1,342,824	–	98,795,737
Other expenses (income):					
Interest expense, net	14,144,556	–	1,041,049	–	15,185,605
Other, net	13,527,432	16,480	(286)	–	13,543,626
	27,671,988	16,480	1,040,763	–	28,729,231
Income (loss) before income taxes	(87,824,519)	157,588,964	302,061	–	70,066,506
Provision (benefit) for income taxes	(4,442,929)	7,972,426	15,281	–	3,544,778
Equity in earnings of subsidiaries	149,903,318	–	–	(149,903,318)	–
Net income	$ 66,521,728	$ 149,616,538	$ 286,780	$ (149,903,318)	$ 66,521,728

Condensed Consolidating Financial Statements

INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2003

	Parent	Guarantor	Non-guarantor Subsidiaries	Eliminations	Consolidated Equity
Revenues	$ 2,020,909	$1,081,136,281	$ 22,597,867	$ –	$1,105,755,057
Operating costs and Expenses:					
Cost of revenues	–	316,138,033	5,645,344	–	321,783,377
Labor	–	316,564,648	6,719,751	–	323,284,399
Other operating expenses	(132,347)	263,645,309	7,757,908	–	271,270,870
General and administrative expenses	51,704,100	–	–	–	51,704,100
Depreciation and amortization	3,485,665	44,630,494	975,307	–	49,091,466
Asset impairment expense	–	13,144,365	–	–	13,144,365
Pre-opening expenses	–	8,650,178	–	–	8,650,178
Total operating costs and expenses	55,057,418	962,773,027	21,098,310	–	1,038,928,755
Operating income	(53,036,509)	118,363,254	1,499,557	–	66,826,302
Other expenses (income):					
Interest expense, net	8,693,222	(756)	869,016	–	9,561,482
Other, net	1,328,757	128,755	4,938	–	1,462,450
	10,021,979	127,999	873,954	–	11,023,932
Income (loss) before income taxes	(63,058,488)	118,235,255	625,603	–	55,802,370
Provision (benefit) for income taxes	(12,289,351)	23,055,875	121,993	–	10,888,517
Equity in earnings of subsidiaries	95,682,990	–	–	(95,682,990)	–
Net income	$ 44,913,853	$ 95,179,380	$ 503,610	$ (95,682,990)	$ 44,913,853

Condensed Consolidating Financial Statements

STATEMENT OF CASH FLOWS YEAR ENDED DECEMBER 31, 2005

	Parent	Guarantor	Non-guarantor Subsidiaries	Eliminations	Consolidated Equity
Cash flows from operating activities:					
Net income	$ 44,815,036	$ 106,672,841	$ 4,814,591	$ (111,487,432)	$ 44,815,036
Adjustments to reconcile net income to net cash provided by operating activities:					
Depreciation and amortization	3,224,100	56,532,940	3,735,707	–	63,492,747
Asset impairment expense	–	–	–	–	–
Deferred tax provision (benefit)	9,698,299	–	–	–	9,698,299
Deferred rent and other charges (income)	2,935,245	(2,620,941)	213,987	–	528,291
Changes in assets and liabilities, net and other, net of acquisitions	(183,144,942)	(84,699,317)	188,878,472	111,487,432	32,521,645
Total adjustments	(167,287,298)	(30,787,318)	192,828,166	111,487,432	106,240,982
Net cash provided by (used in) operating activities	(122,472,262)	75,885,523	197,642,757	–	151,056,018
Cash flows from Investing activities:					
Property and equipment additions and/or transfers	(8,759,223)	(73,436,087)	(36,291,745)	–	(118,487,055)
Proceeds from disposition of property and equipment	364,466	2,000,000	1,685,298	–	4,049,764
Business acquisitions, net of cash acquired	–	–	(135,487,498)	–	(135,487,498
Net cash used in investing activities	(8,394,757)	(71,436,087)	(170,093,945)	–	(249,924,789
Cash flows from financing activities:					
Purchase of common stock	(125,651,865)	–	–	–	(125,651,865
Proceeds from exercise of stock options	451,775	–	–	–	451,775
Payments on other debt and related expenses, net	(2,345,461)	–	(16,664,682)	–	(19,010,143
Proceeds from credit facility, net	74,000,000	–	11,511,898	–	85,511,898
Dividends paid	(4,611,364)	–	–	–	(4,611,364
Net cash used in financing activities	(58,156,915)	–	(5,152,784)	–	(63,309,699
Net increase (decrease) in cash and cash equivalents	(189,023,934)	4,449,436	22,396,028	–	(162,178,470
Cash and cash equivalents at beginning of year	192,679,301	5,923,478	2,791,253	–	201,394,03
Cash and cash equivalents at end of year	$ 3,655,367	$ 10,372,914	$ 25,187,281	$ –	$ 39,215,56

Condensed Consolidating Financial Statements

STATEMENT OF CASH FLOWS YEAR ENDED DECEMBER 31, 2004

	Parent	Guarantor	Non-guarantor Subsidiaries	Eliminations	Consolidated Equity
Cash flows from operating activities:					
Net income	$ 66,521,728	$ 149,616,538	$ 286,780	$ (149,903,318)	$ 66,521,728
Adjustments to reconcile net income to net cash provided by operating activities:					
Depreciation and amortization	3,162,151	53,635,890	496,082	–	57,294,123
Asset impairment expense	–	1,708,654	–	–	1,708,654
Deferred tax provision (benefit)	(3,937,176)	–	–	–	(3,937,176)
Deferred rent and other charges (income), net	1,540,225	1,611,326	–	–	3,151,551
Financing prepayment expenses	16,649,009	–	–	–	16,649,009
Change in assets and liabilities, net and other, net of acquisitions	(137,439,971)	(65,754,095)	23,515,741	149,903,318	(29,775,007)
Total adjustments	(120,025,762)	(8,798,225)	24,011,823	149,903,318	45,091,154
Net cash provided by (used in) operating activities	(53,504,034)	140,818,313	24,298,603	–	111,612,882
Cash flows from Investing activities:					
Property and equipment additions and/or transfers	52,291,808	(141,495,080)	(21,467,099)	–	(110,670,371)
Proceeds from disposition of property and equipment	3,925,733	2,170,000	–	–	6,095,733
Business acquisitions, net of cash acquired	(12,930,565)	–	–	–	(12,930,565)
Net cash (used) in investing activities	43,286,976	(139,325,080)	(21,467,099)	–	(117,505,203)
Cash flows from financing activities:					
Purchase of common stock for treasury	(62,780,817)	–	–	–	(62,780,817)
Proceeds from exercise of stock options	1,349,771	–	–	–	1,349,771
Payments of debt and related expenses, net	(176,149,022)	–	(164,683)	–	(176,313,705)
Proceeds from credit facility, net	(122,000,000)	–	–	–	(122,000,000)
Financing proceeds, net	536,603,189	–	–	–	536,603,189
Dividends paid	(4,783,404)	–	–	–	(4,783,404)
Net cash used in financing activities	172,239,717	–	(164,683)	–	172,075,034
Net increase (decrease) in cash and cash equivalents	162,022,659	1,493,233	2,666,821	–	166,182,713
Cash and cash equivalents at beginning of year	30,656,642	4,430,245	124,432	–	35,211,319
Cash and cash equivalents at end of year	$ 192,679,301	$ 5,923,478	$ 2,791,253	$ –	$ 201,394,032

Condensed Consolidating Financial Statements

STATEMENT OF CASH FLOWS YEAR ENDED DECEMBER 31, 2003

	Parent	Guarantor	Non-guarantor Subsidiaries	Eliminations	Consolidated Equity
Cash flows from operating activities:					
Net income	$ 44,913,853	$ 95,179,380	$ 503,610	$ (95,682,990)	$ 44,913,853
Adjustments to reconcile net income to net cash provided by operating activities:					
Depreciation and amortization	3,485,665	44,630,494	975,307	–	49,091,466
Asset impairment expense	–	13,144,365	–	–	13,144,365
Deferred tax provision (benefit)	10,621,027	–	–	–	10,621,027
Deferred rent and other charges (income), net	1,776,991	(789,343)	–	–	987,648
Change in assets and liabilities, net and other, net of acquisitions	(121,070,081)	19,725,523	10,838,779	95,682,990	5,177,211
Total adjustments	(105,186,398)	76,711,039	11,814,086	95,682,990	79,021,717
Net cash provided by (used in) operating activities	(60,272,545)	171,890,419	12,317,696	–	123,935,570
Cash flows from Investing activities:					
Property and equipment additions and/or transfers	15,641,256	(166,818,219)	(12,199,659)	–	(163,376,622
Proceeds from disposition of property and equipment	–	–	–	–	–
Business acquisitions, net of cash acquired	(27,035,893)	–	–	–	(27,035,893
Net cash (used) in investing activities	(11,394,637)	(166,818,219)	(12,199,659)	–	(190,412,515
Cash flows from financing activities:					
Purchase of common stock for treasury	(8,417,411)	–	–	–	(8,417,411
Proceeds from exercise of stock options	1,826,816	–	–	–	1,826,816
Payments of debt and related expenses, net	(1,806,595)	–	(99,908)	–	(1,906,503
Payments on credit facility, net	(49,000,000)	–	–	–	(49,000,000
Financing proceeds, net	148,076,160	–	–	–	148,076,160
Dividends paid	(2,768,997)	–	–	–	(2,768,99
Net cash used in financing activities	87,909,973	–	(99,908)	–	87,810,06
Net increase (decrease) in cash and cash equivalents	16,242,791	5,072,200	18,129	–	21,333,12
Cash and cash equivalents at beginning of year	14,413,851	(641,955)	106,303	–	13,878,19
Cash and cash equivalents at end of year	$ 30,656,642	$ 4,430,245	$ 124,432	$ –	$ 35,211,31

11. Certain Transactions

In 1996, we entered into a Consulting Service Agreement (the "Agreement") with Fertitta Hospitality, LLC ("Fertitta Hospitality"), which is jointly owned by the Chairman and Chief Executive Officer of the Company and his wife. Pursuant to the Agreement, the Company provided to Fertitta Hospitality management and administrative services. Under the Agreement, the Company received a fee of $2,500 per month plus the reimbursement of all out-of-pocket expenses and such additional compensation as agreed upon. In 2003, a new agreement was signed ("Management Agreement"). Pursuant to the Management Agreement, the Company receives a monthly fee of $7,500, plus reimbursement of expenses. The Management Agreement provides for a renewable three-year term.

In 1999, we entered into a ground lease with 610 Loop Venture, LLC, a company wholly owned by the Chairman and Chief Executive Officer of the Company, on land owned by the Company adjacent to the Company's corporate headquarters. Under the terms of the ground lease, 610 Loop Venture pays the Company base rent of $12,000 per month plus pro-rata real property taxes and insurance. 610 Loop Venture also has the option to purchase certain property based upon a contractual agreement. In 2004, the ground lease was extended for a 5 year term.

In 2002, the Company entered into an $8,000 per month, 20 year, with option renewals, ground lease agreement with Fertitta Hospitality for a new Rainforest Cafe on prime waterfront land in Galveston, Texas. The annual rent is equal to the greater of the base rent or percentage rent up to six percent, plus taxes and insurance. In 2005 and 2004, the Company paid base and percentage rent aggregating $507,000 and $514,000, respectively.

As permitted by the employment contract between the Company and the Chief Executive Officer, charitable contributions were made by the Company to a charitable Foundation that the Chief Executive Officer served as Trustee in the amount of $135,000, $146,000 and $170,000 in 2005, 2004 and 2003, respectively. The contributions were made in addition to the normal salary and bonus permitted under the employment contract.

The Company, on a routine basis, holds or hosts promotional events, training seminars and conferences for its personnel. In connection therewith, the Company incurred in 2005, 2004 and 2003 expenses in the amount of $279,000, $68,000 and $138,000, respectively, at resort hotel properties owned by the Company's Chief Executive Officer and managed by the Company.

The Company and Fertitta Hospitality jointly sponsored events and promotional activities in 2005, 2004 and 2003 which resulted in shared costs and use of Company personnel or Fertitta Hospitality employees and assets.

The foregoing agreements were entered into between related parties and were not the result of arm's-length negotiations. Accordingly, the terms of the transactions may have been more or less favorable to the Company than might have been obtained from unaffiliated third parties.

12. Quarterly Financial Data (Unaudited)

The following is a summary of unaudited quarterly consolidated results of operations (in thousands, except per share data):

	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
Quarter Ended:				
Revenues	$ 281,345	$ 325,152	$ 319,511	$ 328,798
Cost of revenues	$ 78,584	$ 89,915	$ 86,604	$ 77,924
Operating income	$ 19,871	$ 34,414	$ 32,698	$ 19,973
Net income	$ 7,378	$ 17,543	$ 15,978	$ 3,917
Net income per share (basic)	$ 0.30	$ 0.80	$ 0.75	$ 0.18
Net income per share (diluted)	$ 0.29	$ 0.78	$ 0.73	$ 0.18

	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
Quarter Ended:				
Revenues	$ 275,676	$ 317,616	$ 314,378	$ 259,805
Cost of revenues	$ 77,720	$ 89,109	$ 86,747	$ 72,533
Operating income	$ 19,326	$ 34,108	$ 32,686	$ 12,676
Net income	$ 11,102	$ 21,596	$ 20,782	$ 13,042
Net income per share (basic)	$ 0.40	$ 0.78	$ 0.76	$ 0.51
Net income per share (diluted)	$ 0.39	$ 0.76	$ 0.74	$ 0.49

Landry's

1510 West Loop South

Houston, Texas 77027

(713) 850-1010

www.landrysrestaurants.com